                                              FILED PURSUANT TO RULE 424(B)(1)
                                              REGISTRATION NO. 333-14585


PROSPECTUS
                               1,275,000 SHARES

                                [PAREXEL LOGO]

                                 COMMON STOCK

                           ------------------------

     Of the 1,275,000 shares of Common Stock offered hereby 1,066,900 are being sold by PAREXEL International Corporation ("PAREXEL" or the "Company") and 208,100 are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "PRXL." The last sale price for the Common Stock on December 5, 1996, as reported on the Nasdaq National Market, was $48.25 per share. See "Price Range of Common Stock and Dividend Policy."

SEE "RISK FACTORS" ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE
    CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                           ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================

------------------------------------------------------------------------------------------------------
                                                   UNDERWRITING                         PROCEEDS TO
                                   PRICE TO        DISCOUNTS AND      PROCEEDS TO         SELLING
                                    PUBLIC        COMMISSIONS(1)      COMPANY(2)       STOCKHOLDERS
------------------------------------------------------------------------------------------------------
Per Share.....................      $48.00             $2.13            $45.87            $45.87
Total(3)......................    $61,200,000       $2,715,750        $48,938,703       $9,545,547
======================================================================================================


  (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
  (2) Before deducting expenses payable by the Company, estimated at $500,000.
  (3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 191,250 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be $70,380,000, $3,123,113 and $57,711,341, respectively.


                            ------------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about December 11, 1996, at the office of Smith Barney Inc., 333 West 34th Street, New York, NY 10001.
                            ------------------------

SMITH BARNEY INC.
             WILLIAM BLAIR & COMPANY
                                     LEHMAN BROTHERS
                                              ADAMS, HARKNESS & HILL, INC.
December 6, 1996

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. In addition, the Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. The Registration Statement, including the exhibits and schedules thereto, as well as the Company's periodic reports, proxy statements and other information, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained upon payment of the prescribed fees from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     PAREXEL is a registered service mark of the Company.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including Risk Factors and Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. This Prospectus contains certain "forward-looking" information, as that term is defined by (i) the Private Securities Litigation Reform Act of 1995 (the "Act") and (ii) releases made by the Securities and Exchange Commission. Such information involves risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors." Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     PAREXEL International Corporation ("PAREXEL" or the "Company") is a leading contract research organization ("CRO"), providing clinical research and development services to the worldwide pharmaceutical and biotechnology industries. The Company believes it is the fourth largest CRO, based on estimated annual net revenue, and one of only a few CROs capable of providing a full range of clinical services on a global basis. The Company complements the research and development departments of pharmaceutical and biotechnology companies by offering high quality clinical research services to the client and reducing drug development time and cost. In addition, the Company's integrated services and extensive information technology capabilities, coupled with its broad experience and expertise in global drug development, provide clients with a variable cost alternative to the fixed costs associated with internal drug development. The Company offers a full complement of clinical research and development services, including designing, initiating and monitoring clinical trials, managing and analyzing clinical data and consulting on regulatory affairs.

     PAREXEL's integrated information systems and worldwide network of offices enable the Company to provide high-quality comprehensive services on a global basis. The Company has provided clinical research and development services in North America since 1985, in Europe since 1989, in Japan since May 1995 and in Australia since December 1995. The Company derived 61.6% and 66.2% of net revenue from its North American operations and 37.3% and 32.5% of net revenue from its European operations in the fiscal year ended June 30, 1996 and the three months ended September 30, 1996, respectively. During fiscal 1996, the Company provided services to each of the 20 largest pharmaceutical companies, as ranked by estimated worldwide 1995 research and development expenditures, and to seven of the ten largest biotechnology companies, as ranked by December 1995 market capitalization. During fiscal 1996, the Company performed services for over 250 clients, including 53 biotechnology companies, involving over 1,000 projects.

     The CRO industry derives substantially all of its revenue from the pharmaceutical and biotechnology industries. In 1995, the global pharmaceutical and biotechnology industries spent an estimated $33.0 billion on research and development, of which the Company estimates $15.2 billion was spent on the type of services offered by the Company. Of this amount, $2.6 billion was outsourced to CROs. The Company believes that the following trends will cause the CRO industry to continue to grow: (i) many pharmaceutical companies, in response to margin pressures, are seeking to reduce the high fixed costs associated with peak-load staffing for drug development by relying on a combination of internal resources and CROs; (ii) pharmaceutical and biotechnology companies increasingly are attempting to maximize profits from a given drug by pursuing regulatory approvals in multiple countries in parallel, rather than sequentially, by outsourcing to CROs with global capabilities; (iii) as consolidation in the pharmaceutical industry continues, many pharmaceutical companies aggressively manage costs by reducing jobs and outsourcing to variable-cost CROs in an effort to reduce the fixed costs associated with internal drug development; (iv) as regulatory requirements in many jurisdictions have become more complex, the pharmaceutical and biotechnology industries are increasingly outsourcing to certain CROs to take advantage of their data management expertise and global presence; (v) the worldwide research and development expenditures for new drugs, including amounts spent on services of the type provided by CROs, have experienced substantial growth in recent years as a result of pressures to develop new drugs for an aging population and for the treatment of life threatening diseases and chronic disorders; and (vi) the growth of the biotechnology industry has increased the demand for expertise and
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------

services provided by outside sources, including CROs. There can be no assurance, however, that these trends will result in growth in the CRO industry.

     PAREXEL's objective is to maintain and enhance its position as a leading CRO by providing a full range of clinical services on a global basis. The Company addresses all aspects of clinical research and development with a flexible approach that allows its clients to use the Company's services on an individual or bundled basis. The Company believes its expertise in conducting scientifically demanding trials and its ability to coordinate complicated global trials are significant competitive strengths. PAREXEL continues to devote significant resources to developing information systems designed to allow the Company to more effectively manage its business operations and deliver services to its clients. The Company will continue to invest in improvements in information technology and consider acquisitions of complementary businesses in order to enhance its competitive position and its level of service.

                                 RECENT EVENTS

     In June 1996, the Company acquired Caspard Consultants, a Paris-based CRO, and in August 1996 acquired Lansal Clinical Pharmaceutics Limited, a Tel Aviv-based CRO. These acquisitions augment the Company's existing clinical operations and are in line with management's focused international expansion efforts. In June 1996, the Company acquired Sitebase Clinical Systems, Inc., a provider of remote data entry ("RDE") technology. RDE technology is expected to enhance the quality and timeliness of clinical trial data. In August 1996, the Company also acquired State and Federal Associates, Inc. ("S&FA"), a Washington D.C.-based provider of consulting services to the healthcare and pharmaceutical industries. The acquisition broadens the Company's portfolio of consulting services, specifically in the area of health economics. These acquisitions are each being accounted for as poolings of interest. The aggregate historical financial results of the acquired companies are not material to the Company's financial position and results of operations. Therefore, prior periods have not been restated and results of operations have been included since the date of acquisition.

     In addition, during fiscal 1996 the Company opened offices in Chicago and Madrid, Spain.

                                  THE OFFERING

Common Stock Offered by the Company.......................  1,066,900 shares

Common Stock Offered by the Selling Stockholders..........  208,100 shares

Common Stock Outstanding Immediately after the Offering...  9,515,868 shares(1)

Use of Proceeds...........................................  Working capital and general corporate purposes, including
                                                              possible acquisitions.

Nasdaq National Market Symbol.............................  PRXL

---------------

(1) Based on shares outstanding as of October 15, 1996. Excludes 776,710 additional shares of Common Stock issuable upon exercise of stock options at a weighted average exercise price per share of $23.74. See "Capitalization" and Note 11 of Notes to Consolidated Financial Statements of the Company.

--------------------------------------------------------------------------------

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                             THREE MONTHS
                                                                                                                 ENDED
                                                                   FOR THE YEAR ENDED JUNE 30,               SEPTEMBER 30,
                                                         -----------------------------------------------   -----------------
                                                          1992      1993      1994      1995      1996      1995      1996
                                                         -------   -------   -------   -------   -------   -------   -------
 STATEMENT OF OPERATIONS DATA:
 Net revenue...........................................  $45,407   $54,000   $58,002   $58,573   $88,006   $17,973   $33,030
                                                         -------   -------   -------   -------   -------   -------   -------
 Costs and expenses:
   Direct costs........................................   29,772    36,106    38,244    42,140    60,141    12,465    22,821
   Selling, general and administrative.................   10,164    11,831    13,631    13,294    19,027     3,834     6,617
   Depreciation and amortization.......................    2,299     2,511     2,435     2,251     2,343       515       883
   Facility and other restructuring charges............       --     3,254(1)      --       --        --        --        --
   Impairment of long-lived assets.....................       --        --        --    11,253(2)      --       --        --
                                                         -------   -------   -------   -------   -------   -------   -------
         Total costs and expenses......................   42,235    53,702    54,310    68,938    81,511    16,814    30,321
                                                         -------   -------   -------   -------   -------   -------   -------
 Income (loss) from operations.........................    3,172       298     3,692   (10,365)    6,495     1,159     2,709
 Other income (expense), net...........................      138      (520)     (196)       55     1,157        98       364
                                                         -------   -------   -------   -------   -------   -------   -------
 Income (loss) before provision for income taxes and
   cumulative effect of accounting change..............    3,310      (222)    3,496   (10,310)    7,652     1,257     3,073
                                                         =======   =======   =======   =======   =======   =======   =======
 Net income (loss).....................................    1,536    (2,157)    2,423   (10,630)    4,599       742     1,936
                                                         =======   =======   =======   =======   =======   =======   =======
 Net income (loss) per share...........................  $  0.33   $ (2.97)  $  0.44   $(12.61)  $  0.68   $  0.14   $  0.22
                                                         =======   =======   =======   =======   =======   =======   =======
 PRO FORMA DATA:
 Income from operations (3)............................  $ 3,172   $ 3,552   $ 3,692   $   888   $ 6,495   $ 1,159   $ 2,709

                                                                         SEPTEMBER 30, 1996
                                                                     ---------------------------
                                                                      ACTUAL      AS ADJUSTED(4)
                                                                     --------     --------------
  BALANCE SHEET DATA:
  Working capital..................................................  $ 54,416        $102,855
  Total assets.....................................................   107,670         156,109
  Long-term debt, less current maturities..........................       304             304
  Stockholders' equity.............................................    66,372         114,811

---------------

(1) Represents a charge incurred in connection with a restructuring of operations in Germany because of a decline in net revenue from those operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 of Notes to Consolidated Financial Statements of the Company.
(2) Represents a non-cash charge primarily due to the write-down of intangible assets of the Company's German operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 of Notes to Consolidated Financial Statements of the Company.
(3) Excludes facility and other restructuring charges incurred in fiscal 1993 and the impairment loss from the write-down of long-lived assets incurred in fiscal 1995.
(4) Adjusted to give effect to the sale of 1,066,900 shares of Common Stock by the Company in this offering at the public offering price of $48.00 per share, after deducting the underwriting discount and estimated offering expenses. See "Use of Proceeds," "Capitalization" and Note 10 of Notes to Consolidated Financial Statements of the Company.


                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

LOSS OR DELAY OF LARGE CONTRACTS

     Most of the Company's contracts are terminable upon 60 to 90 days' notice by the client. Clients terminate or delay contracts for a variety of reasons, including, among others, the failure of products being tested to satisfy safety requirements, unexpected or undesired clinical results of the product, the client's decision to forego a particular study, insufficient patient enrollment or investigator recruitment or production problems resulting in shortages of the drug. In addition, the Company believes that several factors, including the potential adverse impact of health care reform, have caused pharmaceutical companies to apply more stringent criteria to the decision to proceed with clinical trials and therefore may result in a greater willingness of these companies to cancel contracts with CROs. The loss or delay of a large contract or the loss or delay of multiple contracts could have a material adverse effect on the financial performance of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VARIABILITY OF QUARTERLY OPERATING RESULTS

     The Company's quarterly operating results have been subject to variation, and will continue to be subject to variation, depending upon factors such as the initiation and progress of significant projects, exchange rate fluctuations, the mix of services offered, the opening of new offices, the costs associated with integrating acquisitions and the startup costs incurred in connection with the introduction of new products and services. In addition, during the third quarter of fiscal 1993 and 1995, the Company's results of operations were affected by a non-cash restructuring charge and a non-cash write-down due to the impairment of long-lived assets, respectively. See "Risks Associated with Acquisitions." Because a high percentage of the Company's operating costs are relatively fixed, variations in the initiation, completion, delay or loss of contracts, or in the progress of clinical trials can cause material adverse variations in quarterly operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results."

DEPENDENCE ON CERTAIN INDUSTRIES AND CLIENTS

     The Company's revenues are highly dependent on research and development expenditures by the pharmaceutical and biotechnology industries. The Company's operations could be materially and adversely affected by general economic downturns in its clients' industries, the impact of the current trend toward consolidation in these industries or any decrease in research and development expenditures. Furthermore, the Company has benefited to date from the increasing tendency of pharmaceutical and biotechnology companies to outsource large clinical research projects. A reversal or slowing of this trend would have a material adverse effect on the Company.

     The Company believes that concentrations of business in the CRO industry are not uncommon. The Company has experienced such concentration in the past and may experience such concentration in future years. No client accounted for 10% or more of consolidated net revenue in fiscal 1994, 1995 or 1996. In fiscal 1994, 1995 and 1996, the Company's top five clients accounted for 29.8%, 25.2% and 32.0%, respectively, of the Company's consolidated net revenue. The loss of business from a significant client could have a material adverse effect on the Company. See "Business -- Industry Overview" and "-- Clients and Marketing."

DEPENDENCE ON GOVERNMENT REGULATION

     The Company's business depends on the comprehensive government regulation of the drug development process. In the United States, the general trend has been in the direction of continued or increased regulation, although the FDA recently announced regulatory changes intended to streamline the approval process for biotechnology products by applying the same standards as are in effect for conventional drugs. In Europe, the general trend has been toward coordination of common standards for clinical testing of new drugs, leading to changes in the various requirements currently imposed by each country. Changes in regulation, including a relaxation in regulatory requirements or the introduction of simplified drug approval procedures, as well as anticipated regulation, could materially and adversely affect the demand for the services offered by the Company. In addition, failure on the part of the Company to comply with applicable regulations could result in the termination of ongoing research or the disqualification of data, either of which could have a material adverse effect on the Company. See "Business -- Industry Overview" and "-- Government Regulation."

POTENTIAL ADVERSE IMPACT OF HEALTH CARE REFORM

     Numerous governments have periodically undertaken efforts to control growing health care costs through legislation, regulation and voluntary agreements with medical care providers and pharmaceutical companies. In the last several years, several comprehensive health care reform proposals were introduced in the U.S. Congress. The intent of the proposals was, generally, to expand health care coverage for the uninsured and reduce the growth of total health care expenditures. While none of the proposals was adopted, health care reform may again be addressed by the U.S. Congress. Implementation of government health care reform may adversely affect research and development expenditures by pharmaceutical and biotechnology companies, resulting in a decrease of the business opportunities available to the Company. Management is unable to predict the likelihood of health care reform proposals being enacted into law or the effect such law would have on the Company. See "Business -- Industry Overview."

     Many European governments have also reviewed or undertaken health care reform. For example, German health care reform legislation (the "Seehofer Gesetz"), which was implemented on January 1, 1993, contributed to an estimated 15% decline in German pharmaceutical industry sales in calendar 1993 and led several clients to cancel contracts with the Company. Subsequent to these events, in the third quarter of fiscal 1993, the Company restructured its German operations and incurred a restructuring charge of approximately $3.3 million. In addition, in the third quarter of fiscal 1995, the Company's results of operations were affected by a non-cash write-down due to the impairment of long-lived assets of PAREXEL GmbH, the Company's German subsidiary, of approximately $11.3 million. The Company cannot predict the impact that any pending or future health care reform proposals may have on the Company's business in Europe. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION; CRO INDUSTRY CONSOLIDATION

     The Company primarily competes against in-house departments of pharmaceutical companies, full service CROs and, to a lesser extent, universities and teaching hospitals. Some of these competitors have substantially greater capital, technical and other resources than the Company. CROs generally compete on the basis of previous experience, medical and scientific expertise in specific therapeutic areas, the quality of contract research, the ability to organize and manage large-scale trials on a global basis, the ability to manage large and complex medical databases, the ability to provide statistical and regulatory services, the ability to recruit investigators, the ability to integrate information technology with systems to improve the efficiency of contract research, an international presence with strategically located facilities, financial viability and price. There can be no assurance that the Company will be able to compete favorably in these areas. See "Business -- Competition."

     The CRO industry is highly fragmented, with participants ranging from several hundred small, limited-service providers to several large, full-service CROs with global operations. The trend toward CRO industry consolidation has resulted in heightened competition among the larger CROs for clients and acquisition candidates. In addition, consolidation within the pharmaceutical industry as well as a trend by pharmaceutical companies of outsourcing among fewer CROs has led to heightened competition for CRO contracts.

MANAGEMENT OF BUSINESS EXPANSION; NEED FOR IMPROVED SYSTEMS; ASSIMILATION OF FOREIGN OPERATIONS

     The Company's business and operations have experienced substantial expansion over the past 10 years. The Company believes that such expansion places a strain on operational, human and financial resources. In order to manage such expansion, the Company must continue to improve its operating, administrative and information systems, accurately predict its future personnel and resource needs to meet client contract commitments, track the progress of ongoing client projects and attract and retain qualified management, professional, scientific and technical operating personnel. Expansion of foreign operations also may involve the additional risks of assimilating differences in foreign business practices, hiring and retaining qualified personnel, and overcoming language barriers. In the event that the operation of an acquired business does not live up to expectations, the Company may be required to restructure the acquired business or write-off the value of some or all of the assets of the acquired business. In fiscal 1993 and 1995, the Company's results of operations were materially and adversely affected by write-offs associated with the Company's acquired German operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Global Operations." Failure by the Company to meet the demands of and to manage expansion of its business and operations could have a material adverse effect on the Company's business.

RISKS ASSOCIATED WITH ACQUISITIONS

     The Company has made a number of acquisitions, including four since June 1, 1996, and will continue to review future acquisition opportunities. No assurances can be given that acquisition candidates will continue to be available on terms and conditions acceptable to the Company. Acquisitions involve numerous risks, including, among other things, difficulties and expenses incurred in connection with the acquisitions and the subsequent assimilation of the operations and services or products of the acquired companies, the difficulty of operating new (albeit related) businesses, the diversion of management's attention from other business concerns and the potential loss of key employees of the acquired company. Acquisitions of foreign companies also may involve the additional risks of assimilating differences in foreign business practices and overcoming language barriers. In the event that the operations of an acquired business do not live up to expectations, the Company may be required to restructure the acquired business or write-off the value of some or all of the assets of the acquired business. In fiscal 1993 and 1995, the Company's results of operations were materially and adversely affected by write-offs associated with the Company's acquired German operations. There can be no assurance that any acquisition will be successfully integrated into the Company's operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON PERSONNEL

     The Company relies on a number of key executives, including Josef H. von Rickenbach, its President, Chief Executive Officer and Chairman, upon whom the Company maintains key man life insurance. Although the Company has entered into agreements containing non-competition restrictions with its senior officers, the Company does not have employment agreements with most of these persons and the loss of the services of any of the Company's key executives could have a material adverse effect on the Company. The Company's performance also depends on its ability to attract and retain qualified professional, scientific and technical operating staff. The level of competition among employers for skilled personnel, particularly those with M.D., Ph.D. or equivalent degrees, is high. There can be no assurance the Company will be able to continue to attract and retain qualified staff. In addition, the cost of recruiting skilled personnel has increased and there can be no assurance that such costs will not continue to rise. See "Business -- Employees."

POTENTIAL LIABILITY; POSSIBLE INSUFFICIENCY OF INSURANCE

     Clinical research services involve the testing of new drugs on human volunteers pursuant to a study protocol. Such testing involves a risk of liability for personal injury or death to patients due to, among other reasons, possible unforeseen adverse side effects or improper administration of the new drug. Many of these patients are already seriously ill and are at risk of further illness or death. The Company could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with a claim that is outside the scope of an indemnity or insurance coverage, or if the indemnity, although applicable, is not performed in accordance with its terms or if the Company's liability exceeds the amount of applicable insurance. In addition, there can be no assurance that such insurance will continue to be available on terms acceptable to the Company. See "Business -- Potential Liability and Insurance."

ADVERSE EFFECT OF EXCHANGE RATE FLUCTUATIONS

     Approximately 36.0%, 40.2%, 38.4% and 33.8% of the Company's net revenue for fiscal 1994, 1995 and 1996 and the three months ended September 30, 1996, respectively, were derived from the Company's operations outside of North America. Since the revenue and expenses of the Company's foreign operations are generally denominated in local currencies, exchange rate fluctuations between local currencies and the United States dollar will subject the Company to currency translation risk with respect to the results of its foreign operations. To the extent the Company is unable to shift to its clients the effects of currency fluctuations, these fluctuations could have a material adverse effect on the Company's results of operations. The Company does not currently hedge against the risk of exchange rate fluctuations.

VOLATILITY OF STOCK PRICE

     The market price of the Company's Common Stock is subject to wide fluctuations in response to quarter-to-quarter variations in operating results, changes in earnings estimates by analysts, market conditions in the industry, prospects of health care reform, changes in government regulation and general economic conditions. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have been unrelated to the operating performance of particular companies. These market fluctuations may adversely affect the market price of the Company's Common Stock. Because the Company's Common Stock currently trades at a relatively high price-earnings multiple, due in part to analysts' expectations of continued earnings growth, even a relatively small shortfall in earnings from, or a change in, analysts' expectations may cause an immediate and substantial decline in the Company's stock price. Investors in the Company's Common Stock must be willing to bear the risk of such fluctuations in earnings and stock price.

ANTI-TAKEOVER PROVISIONS; POSSIBLE ISSUANCE OF PREFERRED STOCK

     The Company's Restated Articles of Organization and Restated By-Laws contain provisions that may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. In addition, shares of the Company's Preferred Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the market price of the Common Stock and could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock. See "Description of Capital Stock."

                                  THE COMPANY

     The Company was incorporated in The Commonwealth of Massachusetts in 1983. Unless the context otherwise requires, the terms "PAREXEL" and "the Company" refer to PAREXEL International Corporation and its subsidiaries. The Company's principal executive offices are located at 195 West Street, Waltham, Massachusetts 02154, and its telephone number is (617) 487-9900.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,066,900 shares of Common Stock offered by the Company hereby are estimated to be $48.4 million ($57.2 million if the Underwriters' over-allotment option is exercised in full) at the public offering price of $48.00 per share and after deducting the underwriting discounts and estimated offering expenses. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

     To further the Company's strategy of providing a full range of drug development services on a global basis, the Company intends to use the net proceeds of this offering approximately as follows: $25.0 million to $35.0 million to expand services or enhance therapeutic expertise through internal growth and acquisitions and geographic expansion, $10.0 million to $15.0 million for capital expenditures, primarily for information technology, expansion of existing facilities or the opening or acquisition of new facilities, and the remainder for working capital and other general corporate purposes. The Company may vary the use of proceeds among the categories listed above because the Company's ability to use the proceeds in the approximate amounts listed is dependent on a number of factors including its ability to locate and retain qualified staff in the areas of its planned geographic and specialty expansion, its ability to locate and acquire attractive acquisition candidates, and the patterns of market demand for its services. Pending such uses, the Company intends to invest the net proceeds from this offering in investment grade, interest-bearing securities.

     As part of its business strategy, the Company regularly reviews acquisition candidates in the ordinary course of business and, in addition to acquisitions already made, the Company continually is evaluating new acquisition opportunities. No binding agreements or firm commitments currently exist to make any acquisition, and no portion of the net proceeds has been allocated for any specific acquisition.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "PRXL." Public trading of the Common Stock commenced on November 22, 1995. Prior to that time, there was no public market for the Company's Common Stock. The following table sets forth the high and low sale prices for the Common Stock as reported by Nasdaq for the periods indicated:

                                                                       HIGH       LOW
                                                                       ----       ---
        FISCAL YEAR ENDED JUNE 30, 1996:
          Second quarter (from November 22, 1995)....................  $36        $18 3/4
          Third quarter..............................................   44 1/2     26
          Fourth quarter.............................................   55 3/4     37 1/2

        FISCAL YEAR ENDED JUNE 30, 1997:
          First quarter..............................................  $63        $31
          Second quarter (through December 5, 1996)..................   63 3/4     45 3/4

     On December 5, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market, was $48.25 per share. As of December 5, 1996, there were approximately 68 stockholders of record of the Common Stock. The Company believes that most of its stock (other than shares held by its officers and directors) is held in street names through one or more nominees.

     In November 1995, in connection with its initial public offering, the Company paid a cash dividend of approximately $940,000 on certain series of its Preferred Stock, which were subsequently converted into Common Stock. The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings to fund the development and growth of its business.

                                 CAPITALIZATION

     The following table sets forth the actual and as adjusted capitalization of the Company as of September 30, 1996. The as adjusted column sets forth the actual capitalization as of September 30, 1996, as adjusted to give effect to the sale of 1,066,900 shares of Common Stock by the Company pursuant to this offering at the public offering price of $48.00 per share and the application of the net proceeds therefrom. See "Use of Proceeds" and "Description of Capital Stock." This table should be read in conjuction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                       SEPTEMBER 30, 1996
                                                                    ------------------------
                                                                     ACTUAL      AS ADJUSTED
                                                                    --------     -----------
                                                                         (IN THOUSANDS)
    Long-term debt, excluding current maturities..................   $   304       $    304
                                                                     -------       --------
    Stockholders' equity:
      Preferred stock, $.01 par value, 5,000,000 shares
         authorized,
         no shares outstanding actual or as adjusted..............        --             --
      Common stock, $.01 par value, 25,000,000 shares authorized,
         8,448,968 shares outstanding actual, 9,515,868 shares
         outstanding as adjusted(1)...............................        84             95
      Additional paid-in capital..................................    68,510        116,938
      Accumulated deficit.........................................    (2,209)        (2,209)
      Cumulative translation adjustment...........................       (13)           (13)
                                                                     -------       --------
              Total stockholders' equity..........................    66,372        114,811
                                                                     -------       --------
              Total capitalization................................   $66,676       $115,115
                                                                     =======       ========

---------------

(1) Outstanding shares excludes 776,710 shares of Common Stock issuable as of September 30, 1996 upon exercise of stock options at a weighted average exercise price per share of $23.74. See "Management -- Options" and Note 11 of Notes to Consolidated Financial Statements of the Company. On November 14, 1996, the stockholders of the Company voted to increase the authorized Common Stock to 50,000,000 shares.


                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below at and for each of the years in the five-year period ended June 30, 1996 are derived from financial statements that have been audited by Price Waterhouse LLP, independent accountants. The audited balance sheet at June 30, 1995 and 1996 and the related statements of operations, of stockholders' equity, and of cash flows for each of the three years in the period ended June 30, 1996 and related notes thereto appear elsewhere in this Prospectus. The balance sheet data at September 30, 1995 and 1996 and the statement of operations data for the three months ended
September 30, 1995 and 1996 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the three months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the fiscal year ended June 30, 1997. The data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and related notes included elsewhere in this Prospectus.

                                                                                                                 THREE MONTHS
                                                                                                                     ENDED
                                                                   FOR THE YEAR ENDED JUNE 30,                   SEPTEMBER 30,
                                                       ---------------------------------------------------    -------------------
                                                        1992       1993       1994       1995       1996       1995        1996
                                                       -------   --------   --------   --------   --------    -------    --------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue..............................................  $53,292   $ 65,294   $ 69,646   $ 79,928   $121,869    $24,369    $ 43,152
Reimbursed costs.....................................   (7,885)   (11,294)   (11,644)   (21,355)   (33,863)    (6,396)    (10,122)
                                                       -------   --------   --------   --------   --------    -------    --------
Net revenue..........................................   45,407     54,000     58,002     58,573     88,006     17,973      33,030
                                                       -------   --------   --------   --------   --------    -------    --------
Costs and expenses:
  Direct costs.......................................   29,772     36,106     38,244     42,140     60,141     12,465      22,821
  Selling, general and administrative................   10,164     11,831     13,631     13,294     19,027      3,834       6,617
  Depreciation and amortization......................    2,299      2,511      2,435      2,251      2,343        515         883
  Facility and other restructuring charges...........       --      3,254(1)      --         --         --         --          --
  Impairment of long-lived assets....................       --         --         --     11,253(2)      --        --          --
                                                       -------   --------   --------   --------   --------    -------    --------
        Total costs and expenses.....................   42,235     53,702     54,310     68,938     81,511     16,814      30,321
                                                       -------   --------   --------   --------   --------    -------    --------
Income (loss) from operations........................    3,172        298      3,692    (10,365)     6,495      1,159       2,709
Other income (expense), net..........................      138       (520)      (196)        55      1,157         98         364
                                                       -------   --------   --------   --------   --------    -------    --------
Income (loss) before provision for income taxes and
  cumulative effect of accounting change.............    3,310       (222)     3,496    (10,310)     7,652      1,257       3,073
Provision for income taxes...........................    1,774      1,935      1,573        320      3,053        515       1,137
                                                       -------   --------   --------   --------   --------    -------    --------
Net income (loss) before cumulative effect of
  accounting change..................................    1,536     (2,157)     1,923    (10,630)     4,599        742       1,936
Cumulative effect of change in method of accounting
  for income taxes...................................       --         --        500         --         --         --          --
                                                       -------   --------   --------   --------   --------    -------    --------
Net income (loss)....................................  $ 1,536   $ (2,157)  $  2,423   $(10,630)  $  4,599    $   742    $  1,936
                                                       =======   ========   ========   ========   ========    =======    ========
Net income (loss) per share..........................  $  0.33   $  (2.97)  $   0.44   $ (12.61)  $   0.68    $  0.14    $   0.22
                                                       =======   ========   ========   ========   ========    =======    ========
Weighted average common shares
  outstanding........................................    5,236        727(3)    5,747       843(3)    6,780     5,734       8,628
                                                       =======   ========   ========   ========   ========    =======    ========
BALANCE SHEET DATA (AT PERIOD END):
Working capital......................................  $ 5,884   $  7,161   $ 10,885   $ 11,574   $ 53,428    $12,144    $ 54,416
Total assets.........................................   44,390     45,457     45,936     43,250    102,401     45,961     107,670
Long-term debt, less current maturities..............      790        222        391        633        360        719         304
Stockholders' equity.................................   21,807     21,847     25,236     15,524     61,212     16,119      66,372

---------------

(1) Represents a charge incurred in connection with a restructuring of operations in Germany because of a decline in revenues from those operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 of Notes to Consolidated Financial Statements of the Company.
(2) Represents a non-cash charge primarily due to the write-down of intangible assets of the Company's German operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 of Notes to Consolidated Financial Statements of the Company.
(3) For the years ended June 30, 1993 and 1995, weighted average common shares outstanding exclude common share equivalents (primarily convertible preferred stock), the inclusion of which would have been anti-dilutive. See
    Note 2 of Notes to Consolidated Financial Statements of the Company.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company provides a full spectrum of clinical research and development services on a contract basis to the pharmaceutical and biotechnology industries. These services are provided to clients on a global basis and include: (i) designing, initiating and monitoring clinical trials; (ii) managing and analyzing clinical data; and (iii) industry consulting services including regulatory affairs, medical writing, performance improvement, training and health economics.

     The Company, founded in 1983 as a regulatory consulting firm, has built its business both through internal expansion and acquisitions. In 1988, the Company acquired Consulting Statisticians, Inc., a biostatistics and data management provider specializing in the healthcare industry. In 1989, the Company initiated its international expansion by acquiring the London-based McDonnell Douglas Clinical Trials Analysis Division, a division of McDonnell Douglas Informations Systems Ltd., which provided biostatistics and data management services in Europe. In 1990, PAREXEL acquired Barnett Associates, Inc. to expand the Company's Information Products Division, which offers a range of specialized clinical consulting and training services and related products. In 1991, the Company acquired AFB Arzneimittelforschung GmbH in Berlin, a European CRO based in Berlin with offices in Frankfurt and Paris. The Company is headquartered in Waltham, Massachusetts, and opened offices in San Diego in 1990; Raleigh-Durham in 1994; Milan, Italy; Kobe, Japan; and Sydney, Australia in 1995; and Madrid, Spain; and Chicago in 1996.

     In June 1996, the Company acquired Caspard Consultants, a Paris-based CRO, and in August 1996 acquired Lansal Clinical Pharmaceutics Limited, a CRO based in Israel. These acquisitions augment the Company's existing clinical operations and are in line with management's focused international expansion efforts. In June 1996, the Company acquired Sitebase Clinical Systems, Inc., a provider of remote data entry ("RDE") technology. This acquisition positions the Company as a provider of RDE technology which is expected to enhance the quality and timeliness of clinical trial data. In August 1996, the Company also acquired State and Federal Associates, Inc. (S&FA), a Washington D.C.-based provider of consulting services to the healthcare and pharmaceutical industries. The acquisition broadens the Company's portfolio of consulting services, specifically in the area of health economics. These acquisitions are each being accounted for as poolings of interest. The aggregate historical financial results of the acquired companies are not material to the Company's financial position and results of operations. Therefore, prior periods have not been restated and results of operations have been included since the date of acquisition. See Note 4 of Notes to Consolidated Financial Statements of the Company.

     The Company's clinical research and development services contracts are generally fixed price, with some variable components, and range in duration from a few months to several years. A portion of the fee is typically required to be paid at the time the contract is entered into and the balance in installments over the contract's duration, in some cases on a milestone achievement basis. Revenue from the contracts is generally recognized on a percentage of completion basis as work is performed. Most of the Company's contracts are terminable upon 60 to 90 days' notice by the client. Clients terminate or delay contracts for a variety of reasons, including, among others, the failure of products being tested to satisfy safety requirements, unexpected or undesired clinical results of the product, the client's decision to forego a particular study, insufficient patient enrollment or investigator recruitment or production problems resulting in shortages of the drug. Although the Company typically is entitled to receive certain fees for winding down a study which is terminated or delayed and, in some cases, a termination fee, the loss or delay of a large contract or the loss or delay of multiple contracts could have a material adverse effect on the Company. The Company believes that several factors, including the potential adverse impact of health care reform, have caused pharmaceutical companies to apply more stringent criteria to the decision to proceed with clinical trials and therefore may have resulted in a greater willingness of these companies to cancel contracts with CROs. As is customary in the industry, the Company routinely subcontracts with third party investigators in connection with clinical trials and with other third party service providers for laboratory analysis and other specialized services. These and other reimbursable costs are paid by the Company and reimbursed by clients and, in accordance with industry practice, are included in revenue. Reimbursed costs vary from contract to contract. Accordingly, the Company views net revenue, which consists of revenue less reimbursed costs, as its primary measure of revenue growth.

     Direct costs consist of compensation and related fringe benefits for project-related employees, recruiting-related expenses for project-related employees, other project-related costs not reimbursed and allocated facilities and information systems costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for selling and administrative employees, professional services and advertising costs, as well as allocated costs related to facilities and information systems.

     A key component of the Company's strategy is its investment in technology, both client-oriented and internal management-oriented. These systems provide increased standardization of operating processes and contract management throughout the Company's worldwide operations. Integral to the system are: (i) periodic monitoring and reviewing of contract progress; (ii) increased visibility and periodic reviewing of hourly billing by employees and utilization of project resources resulting in more efficient resource deployment; (iii) integrated revenue recognition and billing subsystems; (iv) proposal and budget generation; (v) management of clinical data; and (vi) forecasting of project revenues and resource requirements.

GLOBAL OPERATIONS

     The following table sets forth, for the periods indicated, net revenue by geographic region as well as the percentage of total net revenue represented by such region.

                                            FOR THE YEAR ENDED JUNE 30,                       THREE MONTHS ENDED SEPTEMBER 30,
                           -------------------------------------------------------------  ----------------------------------------
                            1994    % OF TOTAL   1995    % OF TOTAL   1996    % OF TOTAL   1995    % OF TOTAL   1996    % OF TOTAL
                           -------  ----------  -------  ----------  -------  ----------  -------  ----------  -------  ----------
                                                                   (DOLLARS IN THOUSANDS)
Net revenue:
  North America..........  $37,111      64.0%   $35,037      59.8%   $54,179      61.6%   $11,003      61.2%   $21,864      66.2%
  Europe.................   20,891      36.0     23,443      40.0     32,834      37.3      6,833      38.0     10,719      32.5
  Asia-Pacific...........       --        --         93       0.2        993       1.1        137       0.8        447       1.3
                           -------     -----    -------     -----    -------     -----    -------     -----    -------     -----
        Total............  $58,002     100.0%   $58,573     100.0%   $88,006     100.0%   $17,973     100.0%   $33,030     100.0%
                           =======     =====    =======     =====    =======     =====    =======     =====    =======     =====

     The Company's foreign subsidiaries generally enter into contracts denominated in the local currency of the foreign subsidiary. Because the foreign subsidiary's expenses are generally paid in the local currency, such foreign subsidiaries' local currency earnings are not materially affected by fluctuations in exchange rates. However, changes in the exchange rates between these local currencies and the U.S. dollar will affect the translation of such subsidiaries' financial results into U.S. dollars for purposes of reporting the Company's consolidated financial results. In cases where the Company contracts for a multi-country clinical trial and a significant portion of the contract expenses are in a currency other than the contract currency, the Company seeks to contractually shift to its client the effect of fluctuations in the relative values of the contract currency and the currency in which the expenses are incurred. To the extent the Company is unable to shift to its clients the effects of currency fluctuations, these fluctuations could have a material effect on the Company's results of operations. The Company does not currently hedge against the risk of exchange rate fluctuations.

     As the Company conducts operations on a global basis, the Company's effective tax rate has depended and will depend on the geographic distribution of its revenue among locations with varying tax rates. The Company's results of operations will be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of the Company's results of operations among various tax jurisdictions changes the Company's effective tax rate may vary significantly from period to period.

  Impact of German Operations

     The Company's operations from fiscal 1993 through fiscal 1995 were adversely affected by its German operations. In the wake of uncertainty caused by German health care reform in 1993, the Company's German operations experienced a sudden decline in demand for services and an associated decline in net revenue. In response to this revenue decline, the Company consolidated certain facilities and reduced personnel costs in Germany and, as a result, incurred a $3.3 million restructuring charge in the quarter ending March 31, 1993, consisting of $2.4 million, $600,000 and $300,000 for facilities, wages and severance and other operating costs, respectively. As a result of the restructuring, the Company reduced annual facility, personnel and other operating costs by an estimated $1.0 million, $1.0 million and $150,000 respectively.

     While the fiscal 1993 restructuring temporarily improved operating margins in fiscal 1994, changes in drug development regulations in Germany and Europe significantly impacted revenues in fiscal 1995. As a result of this development, and in light of past history of poor operating performance, the Company reassessed the recoverability of long-lived assets acquired in the 1991 acquisition of PAREXEL GmbH. As a result of this reassessment, the Company recorded an $11.3 million non-cash charge reflecting the excess of book value of PAREXEL GmbH over the fair value. Of the $11.3 million charge, $9.9 million consisted of goodwill and other intangible assets. See Note 3 of Notes to Consolidated Financial Statements of the Company.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

                                                                                            PERCENTAGE INCREASE
                                             PERCENTAGE OF NET REVENUE                         (DECREASE)
                                  -----------------------------------------------     ------------------------------
                                                                  THREE MONTHS
                                          FISCAL YEAR                 ENDED           FISCAL      FISCAL      THREE
                                         ENDED JUNE 30,            SEPTEMBER 30,       1994        1995       MONTHS
                                  ---------------------------    ----------------       TO          TO       1995 TO
                                   1994       1995      1996      1995      1996       1995        1996       1996
                                  -------    ------    ------    ------    ------     ------      ------      ------
Net revenue......................  100.0%    100.0%    100.0%    100.0%    100.0%       1.0%       50.3%       83.8%
Costs and expenses:
  Direct costs...................   65.9      71.9      68.3      69.4      69.1       10.2        42.7        83.1
  Selling, general and
    administrative...............   23.5      22.7      21.6      21.3      20.0       (2.5)       43.1        72.6
  Depreciation and
    amortization.................    4.2       3.9       2.7       2.9       2.7       (7.6)        4.1        71.5
  Impairment of long-lived
    assets.......................     --      19.2        --        --        --          *           *          --
                                   -----     -----     -----     -----     -----       ----        ----       -----
Income (loss) from
  operations.....................    6.4%    (17.7)%     7.4%      6.4%      8.2%         *           *       133.7%
                                   =====     =====     =====     =====     =====       ====        ====       =====

---------------

* not meaningful

Three Months Ended September 30, 1996 Compared to Three Months Ended September 30, 1995

     Net revenue increased by $15.1 million, or 83.8%, from $18.0 million for the three months ended September 30, 1995 to $33.0 million for the three months ended September 30, 1996. This net revenue growth was primarily attributable to an increase in the volume of clinical research projects serviced by the Company, particularly in the areas of data management and biostatistical analysis and, to a lesser extent, clinical monitoring services.

     Direct costs increased by $10.4 million, or 83.1%, from $12.5 million for the three months ended September 30, 1995 to $22.8 million for the three months ended September 30, 1996. This increase in direct costs was due to the increase in the number of project-related personnel, hiring, facilities and information system costs necessary to support the increased level of operations. Direct costs as a percentage of net revenue decreased slightly from 69.4% for the three months ended September 30, 1995 to 69.1% for the three months ended September 30, 1996.

     Selling, general and administrative expenses increased by $2.8 million, or 72.6%, from $3.8 million for the three months ended September 30, 1995 to $6.6 million for the three months ended September 30, 1996. This increase was primarily due to increased administrative personnel, hiring and facilities costs, in line with management's objective of increasing infrastructure to accommodate the Company's growth. Selling, general and administrative expenses as a percentage of net revenue decreased from 21.3% for the three months ended

September 30, 1995 to 20.0% for the three months ended September 30, 1996 primarily due to leveraging of infrastructure over an expanding revenue base.

     Depreciation and amortization expense increased by $368,000, or 71.5%, from $515,000 for the three months ended September 30, 1995 to $883,000 for the three months ended September 30, 1996. The increase is primarily due to increased capital spending on computer equipment to support the increase in project related personnel.

     Income from operations for the three months ended September 30, 1996 increased by $1.6 million, or 133.7%, from $1.2 million for the three months ended September 30, 1995 to $2.7 million for the three months ended September 30, 1996.

     Interest income increased by $343,000 from $90,000 for the three months ended September 30, 1995 to $433,000 for the three months ended September 30, 1996. This increase resulted from higher average balances of cash, cash equivalents and marketable securities due primarily to proceeds from the Company's public offerings in fiscal 1996.

     The Company's effective income tax rate was 37.0% for the three months ended September 30, 1996, compared to 41.0% for the three months ended September 30, 1995. The effective income tax rate varies with changes in the mix of taxable income from the different jurisdictions in which the Company operates.

Fiscal Year Ended June 30, 1996 Compared to Fiscal Year Ended June 30, 1995

     Net revenue increased by $29.4 million, or 50.3%, from $58.6 million for fiscal 1995 to $88.0 million for fiscal 1996. This net revenue growth was primarily attributable to an increase in the number and average contract value of clinical research projects serviced by the Company, many of which have a multi-national scope.

     Direct costs increased by $18.0 million, or 42.7%, from $42.1 million for fiscal 1995 to $60.1 million for fiscal 1996. This increase in direct costs was due to the increase in the number of project-related personnel, facilities, and information system costs necessary to support the increased level of operations. Direct costs as a percentage of net revenue decreased from 71.9% for fiscal 1995 to 68.3% for fiscal 1996, primarily due to improved workforce and facility utilization.

     Selling, general and administrative expenses increased by $5.7 million, or 43.1%, from $13.3 million for fiscal 1995 to $19.0 million for fiscal 1996. This increase was primarily due to increased costs associated with additional administrative personnel, greater hiring and selling costs, and additional facilities to support the Company's growth and operation as a publicly held company. Selling, general and administrative expenses as a percentage of net revenue decreased from 22.7% for fiscal 1995 to 21.6% for fiscal 1996, primarily due to the leveraging of infrastructure over an expanded revenue base.

     Depreciation and amortization expense increased $92,000, or 4.1%, from $2.2 million for fiscal 1995 to $2.3 million for fiscal 1996. The change resulted from an increase in depreciation associated with increased capital expenditures, offset by a decrease in depreciation and amortization due to the write-down of impaired long-lived assets of the Company's German operations. Depreciation and amortization expense in fiscal 1995 includes approximately $588,000 related to long-lived assets which were written-down and did not recur in fiscal 1996.

     Income from operations for fiscal 1996 was $6.5 million, compared to a loss from operations of $10.4 million for fiscal 1995. Results for fiscal 1995 included an $11.3 million non-cash charge related to the write-down of impaired long-lived assets of the Company's German operations. Income from operations for fiscal 1995, excluding the impact of the asset impairment charge, was approximately $303,000.

     Interest income increased by $1.1 million from $213,000 for fiscal 1995 to $1.3 million for fiscal 1996. This increase resulted from higher average balances of cash and investments due primarily to proceeds from the Company's public offerings in November 1995 and March 1996.

     The Company's effective income tax rate was 39.9% for fiscal 1996. The effective tax rate in fiscal 1995, excluding the effect of the $11.3 million non-cash, non-deductible write-down due to the impairment of long-lived assets, would have been 89.4%. The effective income tax rate may vary with changes in the mix of taxable income from the different geographic jurisdictions in which the Company operates.

  Fiscal Year Ended June 30, 1995 Compared to Fiscal Year Ended June 30, 1994

     Net revenue increased by $571,000, or 1.0%, from $58.0 million for fiscal 1994 to $58.6 million for fiscal 1995. This increase was due to an increase of $2.6 million in net revenue from European operations, offset by a decrease of $2.1 million in net revenue from North American operations. The increase in European net revenue was primarily due to the weakening of the dollar and, to a lesser extent, to an increase in clinical research contract volume in all areas in Europe other than Germany, which experienced a decline in net revenue. The decline in net revenue from North America was primarily due to a decline in net revenue from the Company's data management operation, which substantially completed work on a number of large contracts during fiscal 1994 that were not replaced in fiscal 1995.

     Direct costs increased by $3.9 million, or 10.2%, from $38.2 million for fiscal 1994 to $42.1 million for fiscal 1995. Substantially all of the increase in direct costs was due to increased expenses associated with European operations. The increase in direct costs in Europe was primarily due to the hiring of additional project-related personnel and expansion of facilities in the United Kingdom and France. The weakening of the dollar also contributed to the increase of direct costs in Europe. Direct costs as a percentage of net revenue increased from 65.9% in fiscal 1994 to 71.9% in fiscal 1995. This increase was primarily due to the increased costs incurred in Europe, where direct costs increased as a percentage of net revenue from 65.5% in fiscal 1994 to 75.4% in fiscal 1995 and to a decline in net revenue in North America, where direct costs remained flat against lower net revenue, resulting in an increase in direct costs as a percentage of net revenue from 66.2% in fiscal 1994 to 69.8% in fiscal 1995.

     Selling, general and administrative expenses decreased by $337,000, or 2.5%, from $13.6 million in fiscal 1994 to $13.3 million in fiscal 1995. The decrease in selling, general and administrative expenses was primarily due to savings in Europe as a result of a more effective deployment of employee and facility resources in the United Kingdom and Germany, partially offset by the weakness of the dollar. Due to these factors, selling, general and administrative expenses as a percentage of net revenue decreased from 23.5% for fiscal 1994 to 22.7% in fiscal 1995.

     Depreciation and amortization expenses decreased by $184,000, or 7.6%, from $2.4 million in fiscal 1994 to $2.3 million in fiscal 1995. This decrease was primarily due to a reduction in depreciation and amortization expense from fully amortized intangible assets and the write-down of impaired long-lived assets, offset in part by the weakness of the dollar. Fiscal 1995 includes only six months of depreciation and amortization, or approximately $588,000, resulting from the 1991 acquisition of PAREXEL GmbH, due to the impairment charge in the third quarter.

     Other income (expense), net changed from an expense of $375,000 in fiscal 1994 to income of $14,000 in fiscal 1995. The change was primarily due to the incurrence in fiscal 1994 of approximately $450,000 related to the Company's postponed fiscal 1994 initial public offering.

     The effective tax rate in fiscal 1995, excluding the effect of the $11.3 million non-cash, non-deductible write-down due to the impairment of long-lived assets, would have been 89.4%, compared to an effective rate of 45.0% in fiscal 1994. In fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the cumulative effect of which increased net income by $500,000 in fiscal 1994.

  Quarterly Results

     The Company's quarterly operating results have been subject to variation, and will continue to be subject to variation, depending on factors such as the initiation and progress of significant projects, exchange rate fluctuations, the opening of new offices, the costs associated with integrating acquisitions and the start-up costs incurred in connection with the introduction of new products and services. In addition, during the third quarter of fiscal 1995, the Company's results of operations were affected by a write-down due to the impairment of long-lived assets. Because a high percentage of the Company's operating costs are relatively fixed in the short term, variations in the initiation, completion, delay or loss of contracts or progress of clinical trials can cause material adverse variations in quarterly operating results.


     The following table presents unaudited quarterly operating results for the Company for each of the ten most recent fiscal quarters in the period ended
September 30, 1996. In the opinion of the Company, this information has been prepared on the same basis as the consolidated financial statements appearing elsewhere in this Prospectus and reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of results for operations for those periods. This quarterly financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of the results of any future period.


                                                                    QUARTER ENDED
                    -------------------------------------------------------------------------------------------------------------

                    JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,  DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,
                      1994       1994        1994       1995       1995       1995       1995       1996       1996       1996
                    --------   ---------   --------   --------   --------   ---------  --------   --------   --------   ---------
                                                                   (IN THOUSANDS)
Net revenue........ $15,172     $13,176    $14,281    $ 14,824   $16,292     $17,973    $20,616   $22,507    $26,910     $33,030
                    -------     -------    -------    --------   -------     -------    -------   -------    -------     -------
Costs and expenses:
  Direct costs.....  10,223      10,573     10,000      10,230    11,337      12,465     14,409    15,154     18,113      22,821
  Selling, general
    and
  administrative...   3,850       3,384      3,099       3,279     3,532       3,834      4,244     5,001      5,948       6,617
  Depreciation and
    amortization...     580         668        709         432       442         515        518       616        694         883
  Impairment of
    long-lived
    assets.........      --          --         --      11,253        --          --         --        --         --          --
                    -------    --------    -------    --------   -------     -------    -------   -------    -------     -------
        Total costs
          and
         expenses..  14,653      14,625     13,808      25,194    15,311      16,814     19,171    20,771     24,755      30,321
                    -------    --------    -------    --------   -------     -------    -------   -------    -------     -------
Income (loss) from
  operations....... $   519     $(1,449)   $   473    $(10,370)  $   981     $ 1,159    $ 1,445   $ 1,736    $ 2,155     $ 2,709
                    =======    ========    =======    ========   =======     =======    =======   =======    =======     =======
Net income
  (loss)........... $    95     $  (971)   $   295    $(10,637)  $   683     $   742    $   956   $ 1,297    $ 1,604     $ 1,936
                    =======    ========    =======    ========   =======     =======    =======   =======    =======     =======

  Liquidity and Capital Resources

     Since its inception, the Company has primarily financed its operations and growth, including acquisition costs, with cash flow from operations and the proceeds from the sale of equity securities. Investing activities primarily reflect capital expenditures for information systems enhancements and net purchases of marketable securities.

     The Company's clinical research and development contracts are generally fixed price with some variable components, and range in duration from a few months to several years. The cash flows from contracts typically consists of a down payment required to be paid at the time the contract is entered into and the balance in installments over the contract's duration, in some cases on a milestone achievement basis. Revenue from contracts is generally recognized on a percentage of completion basis as the work is performed. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts. The Company's cash flow is influenced by the changes in levels of billed and unbilled accounts receivable, net of amounts advance billed representing unearned revenue. As a result, the number of days outstanding in accounts receivable, net of advance billings, and the related dollar values of these accounts can vary due to the achievement of contractual milestones and the timing and size of cash receipts. The number of days revenue outstanding, net of advance billings, was 40 days at June 30, 1995, 47 days at June 30, 1996 and 65 days at September 30, 1996. The increase in days revenue outstanding from June 30, 1996 to September 30, 1996 was primarily due to the timing of the achievement of project milestones and related billings, as well as a decline in the amounts billed to clients in advance of revenue earned. Accounts receivable, net of the allowance for doubtful accounts, increased from $24.7 million at June 30, 1995 to $39.3 million at June 30, 1996 and $49.6 million at September 30, 1996 while advance billings increased from $14.0 million at June 30, 1995 to $20.0 million at June 30, 1996 and decreased to $18.5 million at September 30, 1996.

     Unrestricted cash and cash equivalents decreased by $7.0 million during the three months ended September 30, 1996 as a result of $6.1 million and $1.3 million in cash used by operating and financing activities, respectively, offset by $518,000 in cash provided by investing activities. Net cash used by operating activities resulted from net income, excluding non-cash expenses, of $2.8 million and an increase in accounts payable of $1.6 million being more than offset by increases in restricted cash of $512,000 and billed and unbilled receivables of $7.7 million and decreases in advance billings of $1.7 million and other current liabilities of $858,000. Cash provided by investing activities consisted of net proceeds from sales of marketable securities of $2.9 million and the net cash balances of acquired companies of $251,000 nearly offset by capital expenditures of $2.7 million. Cash used by financing activities reflects repayments of long-term debt of $2.8 million partially offset by net proceeds from the exercise of stock options of $1.4 million. Debt repayments included $2.3 million to retire third-party debt of S&FA assumed during the acquisition.

     Unrestricted cash and cash equivalents decreased by $10.9 million during fiscal 1996 as a result of $6.5 million and $37.4 million in cash provided by operating and financing activities, respectively, offset by $32.8 million in cash used for investing activities and an $155,000 unfavorable effect of exchange rate changes. Net cash provided by operating activities resulted primarily from net income, excluding non-cash expenses, of $6.9 million and increases in advance billings, accounts payable and other current liabilities of $6.4 million, $4.6 million and $3.3 million, respectively. Cash used by operating activities included an increase in accounts receivable of $15.1 million. Financing activities consisted primarily of net proceeds of approximately $21.2 million from the Company's initial public offering of 1,600,000 shares of common stock in November 1995, and net proceeds of approximately $15.7 million from the Company's follow-on public offering of 500,000 shares of common stock in March 1996. Investing activities consisted of net purchases of marketable securities of $27.8 million and capital expenditures.

     The Company made approximately $5.0 million of capital expenditures in fiscal 1996 related to facility expansion and investments in information technology and expects to invest approximately $8 million to $10 million in the next twelve months.

     The Company has domestic and foreign line of credit arrangements with banks totalling approximately $7.5 million and a capital lease line of credit with a U.S. bank for $2.4 million. At September 30, 1996 the Company had approximately $9.0 million in available credit under these arrangements.

     The Company's primary cash needs on both a short-term and long-term basis are for the payment of the salaries and fringe benefits, hiring and recruiting expenses, business development costs, capital expenditures and facility-related expenses. The Company believes that its existing capital resources, together with cash flows from operations and borrowing capacity under its existing lines of credit, will be sufficient to meet its foreseeable cash needs. In the future, the Company will continue to consider acquiring businesses to enhance its service offerings, therapeutic base and global presence. Any such acquisitions may require additional external financings and the Company may from time to time seek to obtain funds from public or private issuances of equity or debt securities. There can be no assurance that such financings will be available on terms acceptable to the Company.

     The foregoing statements include forward-looking statements which involve risks and uncertainties. The Company's actual experience may differ materially from that discussed above. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" as well as future events that have the effect of reducing the Company's available cash balances, such as unexpected operating losses or capital expenditures or cash expenditures related to possible future acquisitions.

  Inflation

     The Company believes the effects of inflation generally do not have a material adverse impact on its operations or financial conditions.

  Recently Issued Accounting Standards

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). The Company has elected to adopt FAS 123 in fiscal 1997 through disclosure only.

                                    BUSINESS

     PAREXEL is a leading contract research organization ("CRO"), providing clinical research and development services to the worldwide pharmaceutical and biotechnology industries. The Company believes it is the fourth largest CRO, based on estimated annual net revenue, and one of only a few CROs capable of providing a full range of clinical services on a global basis. The Company complements the research and development departments of pharmaceutical and biotechnology companies by offering high quality clinical research services to the client and reducing drug development time and cost. In addition, the Company's integrated services and extensive information technology capabilities coupled with its broad experience and expertise in global drug development provide clients with a variable cost alternative to the fixed costs associated with internal drug development. The Company offers a full complement of clinical research and development services, including designing, initiating and monitoring clinical trials, managing and analyzing clinical data and consulting on regulatory affairs.

     The Company, founded in 1983 as a regulatory consulting firm, has built its business both through internal expansion and acquisitions. In 1988, the Company acquired Consulting Statisticians Inc., a leading biostatistics and data management provider specializing in the healthcare industry. In 1989, the Company initiated its international expansion by acquiring the London-based McDonnell Douglas Clinical Trials Analysis Division, a division of McDonnell Douglas Informations Systems Ltd., which provided biostatistics and data management services in Europe. In 1990, the Company acquired Barnett Associates, Inc. to expand its Information Products Division, through which the Company offers a range of specialized clinical consulting and training services and related products. In 1991, the Company acquired AFB Arzneimittelforschung GmbH in Berlin, a European CRO based in Berlin, with offices in Frankfurt and Paris. The Company is headquartered in Waltham, Massachusetts and opened offices in San Diego in 1990; Raleigh-Durham in 1994; Milan, Italy; Kobe, Japan; and Sydney, Australia in 1995; and Madrid, Spain and Chicago in 1996.

     In June 1996, the Company acquired Caspard Consultants, a Paris-based CRO, and in August 1996 acquired Lansal Clinical Pharmaceutics Limited, a CRO based in Israel. These acquisitions augment the Company's existing clinical operations and are in line with management's focused international expansion efforts. In June 1996, the Company acquired Sitebase Clinical Systems, Inc., a provider of remote data entry ("RDE") technology. This acquisition positions the Company as a provider of RDE technology which is expected to enhance the quality and timeliness of clinical trial data. In August 1996, the Company also acquired State and Federal Associates, Inc. (S&FA), a Washington D.C.-based provider of consulting services to the health care and pharmaceutical industries. The acquisition broadens the Company's portfolio of consulting services, specifically in the area of health economics.

INDUSTRY OVERVIEW

     The CRO industry provides independent product development services for the pharmaceutical and biotechnology industries. Generally, CROs derive substantially all of their revenue from the research and development expenditures of pharmaceutical and biotechnology companies. The CRO industry has evolved from providing limited clinical services in the 1970s to an industry which currently offers a full range of services that encompass the clinical research process, including pre-clinical evaluations, study design, clinical trial management, data collection and biostatistical analysis and product registration support. All of these services are provided in accordance with regulations which govern clinical trials and the drug approval process.

     The CRO industry is highly fragmented, with participants ranging from several hundred small, limited-service providers to several large full-service CROs with global operations. Although there are few barriers to entry for small, limited-service providers, the Company believes there are significant barriers to becoming a full-service CRO with global capabilities. Some of these barriers include the development of broad therapeutic expertise and the infrastructure and experience necessary to serve the global demands of clients, the ability to simultaneously manage complex clinical trials in numerous countries, the expertise to prepare regulatory submissions in multiple countries, and the development and maintenance of the complex information technology systems required to integrate these capabilities. In recent years, the CRO industry has experienced consolidation due in part to the acquisition of smaller firms by larger full-service CROs.

     The CRO industry derives substantially all of its revenue from the pharmaceutical and biotechnology industries. The global pharmaceutical and biotechnology industries spent an estimated $33 billion in 1995 on research and development, of which the Company estimates $15.2 billion was spent on the type of services offered by the Company. Of this amount, approximately $2.6 billion was outsourced to CROs. The Company believes that the following trends will lead to further growth opportunities for full-service, global CROs, although there can be no assurance that this growth will materialize:

    - Cost Containment Pressures. Recently, drug companies have been focusing on more efficient ways of conducting business because of margin pressures stemming from patent expirations, market acceptance of generic drugs and impending regulatory pressures to reduce drug prices. The Company believes that the pharmaceutical industry is responding by consolidating and reducing jobs, centralizing the research and development process and outsourcing to variable cost CROs, thereby reducing the fixed costs associated with internal drug development. The CRO industry, by specializing in clinical trials management, is often able to perform the needed services with a higher level of expertise or specialization, more quickly and at a lower cost than the client could perform the services internally. The Company believes that some large pharmaceutical companies, rather than utilizing many CRO service providers, are selecting a limited number of full-service, global CROs to serve as their primary CROs.

    - Globalization of Clinical Development and Regulation Strategy. Pharmaceutical and biotechnology companies increasingly are attempting to maximize profits from a given drug by pursuing regulatory approvals in multiple countries in parallel rather than sequentially, as was the practice historically. The Company believes that the globalization of clinical research and development activities has increased the demand for CRO services. A pharmaceutical or biotechnology company seeking approvals in a country in which it lacks experience or internal resources will frequently turn to a CRO for assistance in interacting with regulators or in organizing and conducting clinical trials. In addition, a company may turn to a CRO in the belief that regulatory authorities who are not familiar with the company may have more confidence in the results from tests independently conducted by a CRO known to those authorities.

    - Consolidation in the Pharmaceutical Industry. The pharmaceutical industry is consolidating as pharmaceutical companies seek to obtain cost reduction synergies through business combinations. Recently announced consolidations include some of the largest multinational pharmaceutical companies in the world, such as Glaxo-Wellcome, American Home Products-American Cyanamid, Hoechst-Marion Merrill Dow, Upjohn-Pharmacia, Roche-Syntex and Sandoz-Ciba Geigy. Once consolidated, many pharmaceutical companies aggressively manage costs by reducing headcount and outsourcing to variable-cost CROs in an effort to reduce the fixed costs associated with internal drug development. The Company believes that full-service global CROs will benefit from this trend.

    - Increasingly Complex and Stringent Regulation; Need for Technological Capabilities. Increasingly complex and stringent regulatory requirements throughout the world have increased the volume of data required for regulatory filings and escalated the demands on data collection and analysis during the drug development process. In recent years, the FDA and corresponding regulatory agencies of Canada, Japan and Western Europe commenced discussions to develop harmonized standards for preclinical and clinical studies and the format and content of applications for new drug approvals. Further, the FDA encourages the use of computer-assisted filings in an effort to expedite the approval process. As regulatory requirements have become more complex, the pharmaceutical and biotechnology industries are increasingly outsourcing to CROs to take advantage of their data management expertise, technological capabilities and global presence.

    - Drug Development Pressures. The Company believes that research and development expenditures have increased as a result of the constant pressure to develop a pipeline of products, and to respond to the demand for products for an aging population and for the treatment of chronic disorders and life-threatening conditions such as infectious diseases, including AIDS. The development of therapies for chronic disorders, such as Alzheimer's disease, diabetes and arthritis, requires complex clinical trials to demonstrate the therapy's effectiveness and determine whether the drug causes any long-term side effects.

    - Biotechnology Industry Growth. The U.S. biotechnology industry has grown rapidly over the last ten years and is introducing significant numbers of new drug candidates which will require regulatory approval. Many biotechnology companies do not have the necessary experience or resources to conduct clinical trials. Accordingly, many of these companies have chosen to outsource to CROs rather than expend significant time and resources to develop an internal clinical development capability. Moreover, the biotechnology industry is rapidly expanding into and within Europe, providing significant growth opportunities for CROs with a global presence.

PAREXEL'S STRATEGY

     PAREXEL's objective is to maintain and enhance its position as a leading CRO by providing a full range of clinical services on a global basis. The Company addresses all aspects of clinical research and development with a flexible approach that allows its clients to use the Company's services on an individual or bundled basis. The Company believes its expertise in conducting scientifically demanding trials and its ability to coordinate complicated global trials are significant competitive strengths. The Company continues to devote significant resources to developing information systems designed to allow the Company to more effectively manage its business operations and deliver services to its clients. The Company will continue to invest in improvements in information technology and consider acquisitions of complementary businesses in order to enhance its competitive position and its level of service.

  Serve the Global Model of New Drug Development

     The Company believes that its ability to conduct clinical trials worldwide enhances its ability to serve the increasingly global model of drug development. The Company has provided clinical research and development services to major North American, European and Japanese pharmaceutical companies. The Company has expanded geographically primarily through internal growth, supplemented by strategic acquisitions, with a goal of serving all major client markets worldwide and positioning the Company to serve developing markets. Since January 1, 1994, the Company has established a presence in Kobe, Japan; Milan, Italy; Raleigh-Durham; Sydney, Australia; Madrid, Spain; Tel Aviv, Israel; Washington, D.C. and Chicago. PAREXEL is conducting a number of multinational clinical studies designed to pursue concurrent regulatory approvals in multiple countries. The Company believes that the expertise developed by conducting multi-jurisdictional clinical trials is a competitive advantage as pharmaceutical companies increasingly pursue regulatory approvals in multiple jurisdictions in parallel.

     The Company believes that the efficient delivery of high-quality clinical services requires adherence to standardized procedures on a worldwide basis. The Company has devoted considerable resources to developing internal standard operating procedures. These procedures, together with the Company's information technology, enable the Company to reduce the time involved in preparing regulatory submissions by concurrently compiling and analyzing large volumes of data from multinational trials and preparing regulatory submissions for filings on a global basis.

  Address All Aspects of Clinical Research; Offer Flexible Menu of Services

     The Company offers a full range of services that encompasses the clinical research process. The Company believes that its knowledge and experience in all stages of clinical research enhance its credibility with prospective clients. The Company's full range of services and global experience complement the research and development departments of pharmaceutical and biotechnology companies. In order to meet the needs of specific clients, PAREXEL offers its services on either an individual or a bundled basis. This approach allows the Company to establish a relationship with a new client with the need for a particular service which may in turn lead to larger, more comprehensive projects. This flexibility allows PAREXEL to deliver its services by operating autonomously or by working in close collaboration with its clients. In some cases, the Company has taken advantage of the flexibility of its information technology systems to gain direct access to client data on client systems. In addition, the Company provides regulatory periodicals, training materials and seminars and other complementary information products and services designed to meet its clients' demands for increased productivity in clinical development.

  Conduct Scientifically Demanding Trials

     The Company provides its services in connection with scientifically and clinically demanding trials in a wide range of therapeutic areas, such as trials involving the testing of drugs developed by biotechnology companies and drugs addressing complex diseases such as AIDS, cancer and Alzheimer's. The Company's leadership in AIDS-related therapeutic areas is evidenced by the selection of PAREXEL as the CRO for the Intercompany Collaborative for AIDS Drug Development, a consortium including 18 global leaders in AIDS research. Other therapeutic categories in which the Company has expertise include neurology, oncology, gastroenterology, endocrinology, cardiology, hematology, immunology, rheumatology and the study of pulmonary, reproductive and infectious diseases. The Company believes that as trials involve increasingly complex therapeutic areas, CROs with a broad range of experience have a competitive advantage over other companies with more limited capabilities.

  Continue Investment in Information Technology

     The Company believes that superior information technology is essential to enable a CRO to provide project services concurrently in multiple countries, expand its geographic operations to meet the global needs of the pharmaceutical and biotechnology industries and provide innovative services designed to expedite the clinical trials process. The Company has an extensive and effective global information technology network and believes that its information technology provides it with a significant competitive advantage. The Company's information technology supports its global organizational structure by enabling all offices to exchange information with each other so that several offices worldwide can work simultaneously on a project. The global information technology network also allows the Company to track the progress of ongoing client projects and predict more accurately and quickly its future personnel needs to meet client contract commitments. In addition, the Company's open and flexible information technology system can be adapted to the multiple needs of different clients and regulatory systems. For example, the system enables the Company to reduce the time involved in preparing regulatory submissions by concurrently compiling and analyzing large volumes of data from multinational trials and preparing regulatory submissions for filings on a global basis. This system also enables the Company to respond quickly to client inquires on the progress of projects and, in some cases, to gain direct access to client data on client systems.

SERVICES

     The Company provides a full range of clinical research and development services, including clinical trials management, clinical data management, biostatistical analysis, study design and regulatory affairs services, including product registrations with regulatory authorities for its clients. The Company provides services individually or as an integrated package of two or more services. The Company's full range of services and global experience complement the research and development departments of the Company's clients. In addition, the Company's Information Products Division ("IPD") offers specialized clinical consulting and training services and related products.

  Clinical Trials Management Services

     PAREXEL offers complete services for the design, initiation and management of clinical trial programs, a critical element in obtaining regulatory approval for drugs. The Company has performed services in connection with trials in most therapeutic areas, including neurology, oncology, gastroenterology, endocrinology, cardiology, hematology, immunology, rheumatology and the study of pulmonary, reproductive and infectious diseases. PAREXEL's multi-disciplinary clinical trials group examines a product's existing preclinical and clinical data to design clinical trials to provide evidence of the product's safety and efficacy.

     PAREXEL can manage every aspect of clinical trials, including design, placement, initiation, monitoring, report preparation and strategy development. See "Government Regulation -- New Drug Development-An Overview." Most of the Company's clinical trials management projects involve Phase II or III clinical trials, which are generally much larger and more complex than Phase I trials.

     Clinical trials are monitored for and with strict adherence to good clinical practices ("GCP"). The design of efficient Case Report Forms ("CRF"), detailed operations manuals and site visits by PAREXEL's clinical research associates ensure that clinical investigators and their staffs follow the established protocols of the studies. The Company has adopted standard operating procedures which are intended to satisfy regulatory requirements and serve as a tool for controlling and enhancing the quality of PAREXEL's worldwide clinical services.

     Clinical trials represent one of the most expensive and time-consuming parts of the overall drug development process. The information generated during these trials is critical for gaining marketing approval from the FDA or other regulatory agencies. PAREXEL's clinical trials management group assists clients with one or more of the following steps:

    - Study Protocol Design. The protocol defines the medical issues the study seeks to examine and the statistical tests that will be conducted. Accordingly, the protocol defines the frequency and type of laboratory and clinical measures that are to be tracked and analyzed. The protocol also defines the number of patients required to produce a statistically valid result, the period of time over which they must be tracked and the frequency and dosage of drug administration. The study's success depends on the protocol's ability to predict correctly the requirements of the regulatory authority.

    - Case Report Forms Design. Once the study protocol has been finalized, CRFs must be developed. The CRF may change at different stages of a trial. The CRFs for one patient in a given study may consist of 100 or more pages.

    - Site and Investigator Recruitment. The drug is administered to patients by physicians, referred to as investigators, at hospitals, clinics or other locations, referred to as sites. Potential investigators may be identified by the drug sponsor or the CRO. The CRO generally solicits the investigators' participation in the study. The trial's success depends on the successful identification and recruitment of investigators with an adequate base of patients who satisfy the requirements of the study protocol. The Company has access to several thousand investigators who have conducted clinical trials for the Company.

    - Patient Enrollment. The investigators find and enroll patients suitable for the study. The speed with which trials can be completed is significantly affected by the rate at which patients are enrolled. Prospective patients are required to review information about the drug and its possible side effects, and sign an informed consent form to record their knowledge and acceptance of potential side effects. Patients also undergo a medical examination to determine whether they meet the requirements of the study protocol. Patients then receive the drug and are examined by the investigator as specified by the study protocol.

    - Study Monitoring and Data Collection. As patients are examined and tests are conducted in accordance with the study protocol, data are recorded on CRFs and laboratory reports. The data are collected from study sites by specially trained persons known as monitors. Monitors visit sites regularly to ensure that the CRFs are completed correctly and that all data specified in the protocol are collected. The monitors take completed CRFs to the study coordinating site, where the CRFs are reviewed for consistency and accuracy before their data is entered into an electronic database. The Company believes RDE technology will significantly enhance both the quality and timeliness of clinical data collection with significant efficiency savings. The Company's study monitoring and data collection services comply with the FDA's adverse events reporting guidelines.

    - Report Writing. The findings of statistical analysis of data collected during the trial together with other clinical data are included in a final report generated for inclusion in a regulatory document.

    - Medical Services. Throughout the course of a clinical trial, PAREXEL's physicians can provide a wide range of medical research and consulting services, including medical monitoring of clinical trials.

  Clinical Data Management and Biostatistical Services

     PAREXEL's data management professionals assist in the design of CRFs, as well as training manuals for investigators, to ensure that data are collected in an organized and consistent format. Databases are designed according to the analytical specifications of the project and the particular needs of the client. Prior to data entry, PAREXEL personnel screen the data to detect errors, omissions and other deficiencies in completed CRFs. The use of RDE technology to gather and report clinical monitoring information is expected to expedite data exchange while minimizing data collection errors as a result of real time data integrity verification. The Company provides clients with data abstraction, data review and coding, data entry, database verification and editing and problem data resolution.

     The Company has extensive experience in the United States and Europe in the creation of scientific databases for all phases of the drug development process, including the creation of customized databases to meet client-specific formats, integrated databases to support New Drug Application submissions and databases in strict accordance with FDA and European specifications. For example, the Company completed, in support of a New Drug Application filing, an expanded access program with over 2,000 investigators enrolling over 11,000 patients at sites located in 26 countries, including 17 in Europe, five in South America, two in Central America, the United States and Australia. Over 300,000 pages of CRF data were collected from these sites and merged into one integrated database.

     PAREXEL's biostatistics professionals assist clients with all phases of drug development, including biostatistical consulting, database design, data analysis and statistical reporting. These professionals develop and review protocols, design appropriate analysis plans and design report formats to address the objectives of the study protocol as well as the client's individual objectives. Working with the programming staff, biostatisticians perform appropriate analyses and produce tables, graphs, listings and other applicable displays of results according to the analysis plan. Frequently, biostatisticians represent clients during panel hearings at the FDA.

  Regulatory Affairs Services

     PAREXEL provides comprehensive regulatory product registration services for pharmaceutical and biotechnology products in major jurisdictions in Europe and North America, including regulatory strategy formulation, document preparation and liaison with the FDA and other regulatory agencies. In addition, the Company provides the services of qualified experts to assist with good manufacturing practices ("GMP") compliance in existing manufacturing plants and to assure that new facilities are built to conform to GMP. PAREXEL's staff provides on-site GMP training sessions and conducts internal and external quality control and quality assurance audits.

     PAREXEL works closely with clients to devise regulatory strategies and comprehensive product development programs. The Company's regulatory affairs experts review existing published literature, assess the scientific background of a product, assess the competitive and regulatory environment, identify deficiencies and define the steps necessary to obtain registration in the most expeditious manner. Through this service, the Company helps its clients determine the feasibility of developing a particular product or product line.

  Health Economics

     The Company, through its subsidiary PAREXEL/S&FA, provides health economics services that enable regulators, health care providers and third parties to assess the pricing and cost effectiveness of new medical therapies. PAREXEL/S&FA provides empirical economic data and demonstration of cost effectiveness in development programs. PAREXEL/S&FA economists document critical economic advantages of the new drug design and execute an integrated research program to support both regulatory approval and post-approval pricing, marketing and reimbursement strategies, marketing analyses and hotline services.

  Market Analysis and Hotline Services

     PAREXEL/S&FA has extensive experience providing pre-launch payment and utilization planning and computing services to pharmaceutical and biotechnology clients. These services are complemented by launch support and post-launch reimbursement consulting as well as reimbursement hotline services. The PAREXEL/S&FA hotline capability also services indigent patient programs and expanded access programs.

  Information Products Division

     The Company's Information Products Division offers a range of specialized clinical consulting and training services and related products through Barnett International Corporation, a subsidiary of the Company, and through IPD's publications group. Barnett International Corporation is a leader in providing training, conferences, education and management consulting services to the worldwide clinical research community, with extensive experience in organization structure, curriculum design and human resource management in clinical research. The publications group produces several publications covering regulatory issues, including the monthly U.S. Regulatory Reporter (launched in 1984), books such as International Pharmaceutical Product Registration, Medical Devices -- Obtaining FDA Market Clearance, Drug Formularies and the Pharmaceutical Industries, A Practical Guide to the EMEA, New Drug Development: A Regulatory Overview and Biologics Development: A Regulatory Overview. Other publications include the Worldwide Pharmaceutical Regulation series and PAREXEL's Pharmaceutical R&D Source Book 1996.

INFORMATION SYSTEMS

     The Company is committed to investing in information technology designed to help the Company provide high quality services in a cost effective manner and to manage its internal resources. The Company believes it is one of a few CROs that has an extensive and effective global information technology network. The Company has built on its network by developing a number of proprietary information systems that address critical aspects of its business. These systems track all aspects of the Company's projects utilizing:

     - PROGEN[Trademark] -- A dynamic proposal and budget generation system first developed and implemented globally in fiscal 1991. PROGEN generates accurate and timely resource budgets in response to client requests for proposals and also enables the Company to efficiently project staffing requirements.

     - TIMS[Trademark] -- An on-line time information management system, implemented in North America in January 1994 and globally in January 1995. TIMS records and tracks all hours spent by employees and enables managers to compare such information with the PROGEN resource budget.

     - FORE[Trademark] -- An on-line revenue and resource forecasting system implemented in January 1995 in North America and in June 1995 in Europe. FORE tracks actual resource utilization for and progress of client projects and allows management to efficiently deploy future resources to match the progress of each project.

     - CIMS[Trademark] -- An on-line clinical information management system introduced in fiscal 1993 in North America and in fiscal 1995 in Europe. CIMS allows each clinical project manager to monitor and control the progress of an entire clinical trial, including providing real-time access to information on site recruitment, tracking of patient information, monitor information, investigator payments and drug shipments, as well as participate in a Company-wide integrated reporting system.

     - DEMS[Trademark] -- A flexible, multi-user clinical trials data-entry and data management system implemented in March 1995 in North America and August 1995 in Europe. DEMS encompasses data-entry, verification and validation and provides for real-time CRF tracking and coding of clinical data and promotes standardization of clinical data management processes at all of the Company's worldwide locations.

     Although the Company began to implement its information systems in 1990, the Company's current information systems were not completely adopted until fiscal 1995. The Company recently augmented its information technology capabilities with the acquisition of Sitebase Clinical Systems, Inc., a provider of RDE technology which involves entry of data onto electronic case report forms at the investigational site. RDE technology has important implications for CROs, including enhancing the accuracy and timeliness of clinical data, thereby shortening customers' time-to-market. The Company's information systems group has 52 employees responsible for technology procurement, applications development and management of the Company's worldwide computer network. The wide area network links 18 local area networks, interconnecting approxi-mately 1,600 computers worldwide. The Company's information systems are designed to work in support of and reinforce the Company's standard operating procedures. The Company's information technology system is open and flexible, allowing it to be adapted to the multiple needs of different clients and regulatory systems. This system also enables the Company to respond quickly to client inquiries on the progress of projects and, in some cases, to gain direct access to client data on client systems.

SALES AND MARKETING

     PAREXEL's marketing strategy is to focus on prospective clients whose clinical development projects are large and complex and to develop close relationships with key decision-makers throughout its clients' drug development organizations. The Company's client relations professionals, senior executives and project team leaders all share responsibility for the maintenance of key client relationships and business development activities. The Company believes that its emphasis on developing close relationships with its clients leaves it well positioned to benefit from the trend among pharmaceutical companies to concentrate their outsourcing among fewer CROs. The Company's core marketing activities are complemented by the industry conferences and publications offered by the Company's IPD. Although the IPD activities are conducted as independent business activities, the Company believes that the IPD offerings enhance the Company's market position in the drug development community.

     The Company's marketing activities are coordinated by PAREXEL's client service executives in each of the Company's U.S. locations as well as the Company's locations in Australia, France, Germany, Italy, Japan, Spain and the United Kingdom. Most of the Company's business development personnel have technical or scientific backgrounds and many are physicians, pharmacologists, statisticians and regulatory affairs professionals. The Company coordinates its worldwide marketing efforts through a computerized system that is integrated into each of the Company's locations.

CLIENTS

     PAREXEL has served most of the leading U.S., European and Japanese pharmaceutical companies. PAREXEL's clients also include companies which develop biotechnology and other emerging technologies. During fiscal 1996, the Company provided services to each of the 20 largest pharmaceutical companies, as ranked by estimated worldwide 1995 research and development expenditures revenue, and seven of the ten largest biotechnology companies, as ranked by December 1995 market capitalization. During fiscal 1996, the Company performed services for over 250 clients, including 53 biotechnology companies, involving over 1,000 projects.

     The Company has in the past derived, and may in the future derive, a significant portion of its net revenue from a relatively limited number of major projects or clients. Concentrations of business in the CRO industry are not uncommon and the Company is likely to experience such concentration in future years. In fiscal 1994, 1995 and 1996, and the three months ended September 30, 1996, no single customer accounted for more than 10% of consolidated net revenue. In fiscal 1994, 1995 and 1996, and the three months ended September 30, 1996, the Company's top five customers accounted for 29.8%, 25.2%, 32.0% and 34.8%, respectively, of the Company's consolidated net revenue. The loss of business from a significant client could materially and adversely affect the Company's net revenue.

COMPETITION

     The Company primarily competes against in-house departments of pharmaceutical companies, full service CROs, and, to a lesser extent, universities and teaching hospitals. Some of these competitors have substantially greater capital, technical and other resources than the Company. CROs generally compete on the basis of previous experience, medical and scientific expertise in specific therapeutic areas, the quality of contract research, the ability to organize and manage large-scale trials on a global basis, the ability to manage large and complex medical databases, the ability to provide statistical and regulatory services, the ability to recruit investigators, the ability to integrate information technology with systems to improve the efficiency of contract research, an international presence with strategically located facilities, financial viability and price. PAREXEL believes that it competes favorably in these areas.

     The CRO industry is highly fragmented, with participants ranging from several hundred small, limited-service providers to several large, full-service CROs with global operations. PAREXEL believes that it is the fourth largest full-service CRO, based on estimated annual net revenue. Other large CROs include ClinTrials Research, Inc., Corning Pharmaceutical Services, Inc., a subsidiary of Corning, Inc., Pharmaceutical Product Development, Inc. and Quintiles Transnational Corporation. The trend toward CRO industry consolidation has resulted in heightened competition among the larger CROs for clients and acquisition candidates. In addition, consolidation within the pharmaceutical industry as well as a trend toward the concentration by pharmaceutical companies of outsourcing among fewer CROs has led to heightened competition for CRO contracts.

GOVERNMENT REGULATION

  New Drug Development -- An Overview

     Before a new drug may be marketed in North America or Europe, the drug must undergo extensive testing and regulatory review in order to determine that the drug is safe and effective. The stages of this development process are as follows:

     - Preclinical Research (1 to 3.5 years). In vitro ("test tube") and animal studies to establish the relative toxicity of the drug over a wide range of doses and to detect any potential to cause birth defects or cancer. If results warrant continuing development of the drug, the manufacturer will file for an IND (Investigational New Drug Application), upon which the FDA may grant permission to begin human trials.

     - Clinical Trials  (3.5 to 6 years)

          - Phase I (6 months to 1 year). Basic safety and pharmacology testing in 20 to 80 human subjects, usually healthy volunteers, includes studies to determine how the drug works, how it is affected by other drugs, where it goes in the body, how long it remains active, and how it is broken down and eliminated from the body.

          - Phase II (1 to 2 years). Basic efficacy (effectiveness) and dose-range testing in 100 to 200 afflicted volunteers to help determine the best effective dose, confirm that the drug works as expected, and provide additional safety data.

          - Phase III (2 to 3 years). Efficacy and safety studies in hundreds or thousands of patients at many investigational sites (hospitals and clinics) can be placebo-controlled trials, in which the new drug is compared with a "sugar pill," or studies comparing the new drug with one or more drugs with established safety and efficacy profiles in the same therapeutic category.

     - TIND (May span late Phase II, Phase III, and FDA review). When results from Phase II or Phase III show special promise in the treatment of a serious condition for which existing therapeutic options are limited or of minimal value, the FDA may allow the manufacturer to make the new drug available to a larger number of patients through the regulated mechanism of a TIND (Treatment Investigational New Drug). Although less scientifically rigorous than a controlled clinical trial, a TIND may enroll and collect a substantial amount of data from tens of thousands of patients.

     - NDA Preparation and Submission. Upon completion of Phase III trials, the manufacturer assembles the statistically analyzed data from all phases of development into a single large document, the New Drug Application (NDA), which today comprises, on average, roughly 100,000 pages.

     - FDA Review & Approval (1 to 1.5 years). Careful scrutiny of data from all phases of development (including a TIND) to confirm that the manufacturer has complied with regulations and that the drug is safe and effective for the specific use (or "indication") under study.

     - Post-Marketing Surveillance and Phase IV Studies. Federal regulation requires the manufacturer to collect and periodically report to FDA additional safety and efficacy data on the drug for as long as the manufacturer markets the drug (post-marketing surveillance). If the drug is marketed outside the U.S., these reports must include data from all countries in which the drug is sold. Additional studies (Phase IV) may be undertaken after initial approval to find new uses for the drug, to test new dosage formulations, or to confirm selected non-clinical benefits, e.g., increased cost-effectiveness or improved quality of life.

     The clinical investigation of new drugs is highly regulated by government agencies. The standard for the conduct of clinical research and development studies comprises GCP, which stipulates procedures designed to ensure the quality and integrity of data obtained from clinical testing and to protect the rights and safety of clinical subjects. While GCP has not been formally adopted by the FDA nor, with certain exceptions, by similar regulatory authorities in other countries, some provisions of GCP have been included in regulations adopted by the FDA. Furthermore, in practice, the FDA and many other regulatory authorities require that study results submitted to such authorities be based on studies conducted in accordance with GCP.

     The FDA's regulatory requirements have served as the model for much of the regulation for new drug development worldwide. As a result, similar regulatory requirements exist in the other countries in which the Company operates. The Company's regulatory capabilities include knowledge of the specific regulatory requirements in various countries, and the Company has managed simultaneous regulatory submissions in more than one country for a number of drug sponsors. Beginning in 1991, the FDA and corresponding regulatory agencies of Canada, Japan and Western Europe commenced discussions to develop harmonized standards for preclinical and clinical studies and the format and content of applications for new drug approvals. Data from multinational studies adhering to GCP are now generally acceptable to the FDA, Canadian and Western European regulators.

     The services provided by PAREXEL are ultimately subject to FDA regulation in the U.S. and comparable agencies in other countries. The Company is obligated to comply with FDA requirements governing such activities as obtaining patient informed consents, verifying qualifications of investigators, reporting patients' adverse reactions to drugs and maintaining thorough and accurate records. The Company must maintain source documents for each study for specified periods, and such documents may be reviewed by the study sponsor and the FDA during audits. Non-compliance with GCP can result in the disqualification of data collected during a clinical trial.

BACKLOG

     Backlog consists of anticipated net revenue from letter agreements or contracts that have been signed but not yet completed. Once work under a contract or letter agreement commences, revenue is generally recognized over the life of the contract, which usually lasts for 12 months or more. Backlog excludes anticipated net revenues for projects for which the Company has commenced work but for which a definitive contract or letter agreement has not been executed. Backlog at September 30, 1996 was approximately $132 million, as compared with approximately $90 million at September 30, 1995.

     The Company believes that its backlog as of any date is not necessarily a meaningful predictor of future results. Clinical studies under contracts included in backlog are subject to termination or delay. Clients terminate or delay contracts for a variety of reasons including, among others, the failure of products being tested to satisfy safety requirements, unexpected or undesirable clinical results of the product, the clients' decision to forego a particular study, insufficient patient enrollment or investigator recruitment or production problems resulting in shortages of the drug. Most of the Company's contracts are terminable upon 60 to 90 days' notice by the client. The Company typically is entitled to receive certain fees for winding down a study which is terminated or delayed and, in some cases, a termination fee.

POTENTIAL LIABILITY AND INSURANCE

     PAREXEL's clinical research services center on the testing of new drugs on human volunteers pursuant to a study protocol. Clinical research involves a risk of liability for personal injury or death to patients due, among other reasons, to possible unforeseen adverse side effects or improper administration of the new drug. Many of these patients are already seriously ill and are at risk of further illness or death. The Company has not experienced any claims to date arising out of any clinical trial managed or monitored by it.

     The Company believes that the risk of liability to patients in clinical trials is mitigated by various regulatory requirements, including the role of institutional review boards ("IRBs") and the need to obtain each patient's informed consent. The FDA requires each human clinical trial to be reviewed and approved by the IRB at each study site. An IRB is an independent committee that includes both medical and non-medical personnel and is obligated to protect the interests of patients enrolled in the trial. After the trial begins, the IRB monitors the protocol and measures designed to protect patients, such as the requirement to obtain informed consent.

     To reduce its potential liability, PAREXEL seeks to obtain indemnity provisions in its contracts with clients and with investigators hired by the Company on behalf of its clients. These indemnities generally do not, however, protect PAREXEL against certain of its own actions such as those involving negligence. Moreover, these indemnities are contractual arrangements that are subject to negotiation with individual clients, and the terms and scope of such indemnities can vary from client to client and from study to study. Finally, the financial performance of these indemnities is not secured, so that the Company bears the risk that an indemnifying party may not have the financial ability to fulfill its indemnification obligations. PAREXEL could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with a claim that is outside the scope of an indemnity or where the indemnity, although applicable, is not performed in accordance with its terms.

     The Company currently maintains an errors and omissions professional liability insurance policy. There can be no assurance that this insurance coverage will be adequate, or that insurance coverage will continue to be available on terms acceptable to the Company.

INTELLECTUAL PROPERTY

     The Company believes that factors such as its ability to attract and retain highly-skilled professional and technical employees and its project management skills and experience are significantly more important to its business than are any intellectual property rights developed by it. PAREXEL has developed certain computer software and related methodologies that the Company has sought to protect through a combination of contracts, copyrights and trade secrets; however, the Company does not consider the loss of exclusive rights to any of this software or methodology to be material to the Company's business.

EMPLOYEES

     As of September 30, 1996, the Company had approximately 1,600 employees, of which over 120 hold Ph.D. or M.D. degrees and over 225 others hold masters degrees. Approximately 67% of the full-time employees are located in North America and 32% are located in Europe. The Company believes that its relations with its employees are good.

     The success of the Company's business depends on its ability to attract and retain a qualified professional, scientific and technical staff. The level of competition among employers for skilled personnel, particularly those with Ph.D., M.D. or equivalent degrees, is high. The Company believes that its multinational presence, which allows for international transfers, is an advantage in attracting employees. In addition, the Company believes that the wide range of clinical trials in which it participates allows the Company to offer a broad experience to clinical researchers. While the Company has not experienced any significant difficulties in attracting or retaining qualified staff to date, there can be no assurance the Company will be able to avoid such difficulties in the future.

FACILITIES

     PAREXEL leases all but one of its facilities. The Company's principal executive offices are located in Waltham, Massachusetts, where it leases approximately 100,000 square feet under leases that expire in August 2001. The Company also maintains North American offices in Chicago, Philadelphia, Raleigh-Durham, San Diego and Washington D.C.. The Company's European subsidiaries maintain offices in Berlin, Frankfurt, London, Milan, Paris, Madrid and Tel Aviv. The Company's Japanese subsidiary is located in Kobe. The Company's Australian subsidiary is located in Sydney.

LEGAL PROCEEDINGS

     The Company is a defendant in a proceeding initiated by a former shareholder of a business which was subsequently acquired by the Company captioned Tallon v. Harwood, Barnett, Barnett Associates, Inc. and PAREXEL International Corporation, 92-3496. The proceeding was filed on March 3, 1992 in the Court of Common Pleas, Delaware County, Pennsylvania. The plaintiff, whose shares were acquired by the other two shareholders of the acquired business approximately three months prior to the acquisition of the business by PAREXEL, is seeking unspecified monetary damages based on a claim that his shares were purchased at an unfairly low price. The Company has filed an answer specifically denying the material allegations raised in the plaintiff's complaint and raising various affirmative defenses. The Company believes that resolution of this matter will not have a material adverse effect on the financial position, results of operations or business of the Company.

     The Company is not a party to, and is not aware of, any proceeding involving any material claims arising out of any clinical trial that it managed or monitored.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The current executive officers and directors of the Company are as follows:

    NAME                                     AGE                  POSITIONS
    ----                                     ---                  ---------

    Josef H. von Rickenbach................  42    President, Chief Executive Officer and
                                                     Chairman of the Board

    William T. Sobo, Jr. ..................  40    Senior Vice President, Chief Financial
                                                     Officer, Treasurer and Clerk

    Barry R. Philpott......................  48    President, European Operations and
                                                     Chief Administrative Officer

    R. Adrian Otte, M.D. ..................  40    Senior Vice President

    Paule Dapres, M.D. ....................  52    Senior Vice President

    Taylor J. Crouch.......................  37    Senior Vice President

    Veronica G.H. Jordan, Ph.D. ...........  46    Senior Vice President

    A. Dana Callow, Jr.(1)(2)(3)...........  44    Director

    Patrick J. Fortune(1)..................  49    Director

    Prof. Dr. med. Werner M. Herrmann......  55    Director and Chief Scientific Officer

    Peter Barton Hutt......................  61    Director

    James A. Saalfield(2)(3)...............  50    Director

---------------
(1) Member of Compensation Committee.
(2) Member of Audit Committee.
(3) Member of Stock Option Committee.

     JOSEF H. VON RICKENBACH co-founded PAREXEL in 1983 and has served as a director since then. Prior to his involvement with PAREXEL, he was European Area Manager with ERCO (now ENSECO), Inc., a diversified testing and technical consulting company. Mr. von Rickenbach has worked for Schering-Plough, Inc., and 3M (East), a division of Minnesota Mining and Manufacturing, Inc. Mr. von Rickenbach received an M.B.A. from the Harvard University Graduate School of Business Administration and has an undergraduate degree from the Lucerne College of Economics and Administration.

     WILLIAM T. SOBO, JR. is responsible for all financial and administrative activities of the Company. Prior to joining PAREXEL in 1987, Mr. Sobo was a supervisor at Coopers & Lybrand in the emerging business/ middle market group and also served as the controller for a regional financial consulting firm. Mr. Sobo is a Certified Public Accountant and received an M.B.A. from Boston University and a B.S. from the Wharton School at the University of Pennsylvania.

     BARRY R. PHILPOTT is responsible for the general management of PAREXEL's European operations, based in London, England. Prior to joining PAREXEL in 1993, Mr. Philpott served in several senior management positions with EG&G Inc., a diversified technology company based in Massachusetts, most recently as General Manager of its Worldwide Optical & Analytical Division. Previous to this position he was the President and Managing Director of EG&G Applied Research Corp.

     R. ADRIAN OTTE, M.D., is responsible for the Company's medical monitoring and medical writing services for ongoing clinical trials. Prior to joining PAREXEL's operation in Germany as Vice President, Clinical Research Europe and General Manager of PAREXEL's Central European Region, Dr. Otte served in several senior management positions, most recently as Head of Clinical Research, at Duphar BV, Holland. Dr. Otte received his medical degree at the Welsh National School of Medicine and is a Fellow of the Faculty of Pharmaceutical Medicine.

     PAULE DAPRES, M.D. is responsible for the Company's European clinical operations. Prior to joining PAREXEL in 1992, Dr. Dapres served in several senior management positions at Schering Plough, Inc. Dr. Dapres received her M.D. degree from the University of Paris.

     TAYLOR J. CROUCH is responsible for the Company's client relations activities, including proposal preparation, contract negotiations and account management, and is responsible for the Company's worldwide marketing activities. Prior to joining PAREXEL's operation in Germany as Vice President, Client Relations and Marketing in 1991, Mr. Crouch served in several senior management positions, most recently as Marketing Operations Manager, at Schering-Plough, Inc. in Germany. Mr. Crouch received an M.B.A. from the University of Chicago.

     VERONICA G.H. JORDAN, PH.D., is responsible for client relations and marketing activities at PAREXEL. Before joining PAREXEL in 1987, Dr. Jordan was Director of Marketing and Business Development at Biogen, Inc. Previously, Dr. Jordan worked at Clinical Assays, a division of Baxter Travenol. Dr. Jordan has a Ph.D. from Oxford University and a B.S. from Cambridge University.

     A. DANA CALLOW, JR. was elected a director of the Company in June 1986. Since December 1982, Mr. Callow has been a general partner of the general partner of several of Boston Capital Ventures' limited partnerships including Boston Capital Ventures International Limited Partnership, Boston Capital Ventures Limited Partnership, Boston Capital Ventures II Limited Partnership and Boston Capital Ventures III, Limited Partnership. Mr. Callow is a director of a number of privately held companies, including Tektagen Incorporated and ILEX Oncology, Inc.

     PATRICK J. FORTUNE, PH.D. was elected a director of the Company in June 1996. Mr. Fortune is Vice President, Information Technology and Chief Information Officer of Monsanto Company. From 1994 to October 1995, Mr. Fortune was President and Chief Operating Officer, Chief Information Officer and a member of the Board of Directors of Coram Healthcare Corporation. From 1991 to 1994, Mr. Fortune was Corporate Vice President, Information Management at Bristol-Myers Squibb. Prior to that, Mr. Fortune was Senior Vice President and General Manager of Packaging Corporation of America, a subsidiary of Tenneco and held several management positions with Baxter International Inc., including Corporate Vice President, Vice President, Research and Development and Vice President, Information Services. Mr. Fortune has been named as a party in four class action or derivative lawsuits, generally alleging violations of certain anti-fraud provisions of federal securities law, filed in late 1995 against Coram Healthcare Corporation and its other officers and directors. These actions are currently pending and no determination can be made regarding their outcome.

     PROF. DR. MED. WERNER M. HERRMANN is Chief Scientific Officer for PAREXEL and was elected a director of the Company in April 1991. Dr. Herrmann founded a Berlin-based provider of clinical and biostatistical and clinical data management services in 1982, which was acquired by PAREXEL and renamed PAREXEL GmbH Independent Pharmaceutical Research Organization ("PAREXEL GmbH"). Prior to 1982, Dr. Herrmann was head of the Psychiatry and Neurology Branch, Department of Experimental and Clinical Pharmacology, Institute for Drugs, Federal Health Office, Berlin, Germany, from 1979 to 1982. Dr. Herrmann is a Full Professor at the Department of Psychiatry, Free University of Berlin.

     PETER BARTON HUTT was elected a director of the Company in March 1989. Mr. Hutt is a partner in the Washington, D.C. law firm of Covington & Burling, specializing in food and drug law and in government regulation of health and safety. He is a director of several pharmaceutical and drug development companies, including IDEC Pharmaceuticals, Inc., Emisphere Technologies, Inc., Interneuron Pharmaceuticals, Inc., Vivus, Inc., Sparta, Inc. and Cell Genesys, Inc. From 1971 to 1975, Mr. Hutt was Chief Counsel for the FDA.

     JAMES A. SAALFIELD was elected a director of the Company in January 1993. Mr. Saalfield is a retired general partner of Fleet Venture Partners I, II, III and IV and managing general partner of Dean's Hill L.P. and The Still River Fund and President of The Still River Management Company. Mr. Saalfield served as the senior vice president of Fleet Venture Resources, Inc. and senior vice president of Fleet Growth Resources, Inc. from 1985 to 1993. Mr. Saalfield is a director of a number of companies, including KVH Industries Inc., a data acquisition and distribution company, Physiometrix Inc., a medical device company, and a number of private companies.

     Each director holds office until that director's successor has been duly elected and qualified. Upon the closing of the Company's initial public offering, the Company's Board of Directors was divided into three classes, with staggered three-year terms. Messrs. Herrmann and Fortune serve in the class whose term expires in 1996; Messrs. Saalfield and Hutt serve in the class whose term expires in 1997; and Messrs. von Rickenbach and Callow serve in the class whose term expires in 1998. Upon the expiration of the term of each class of directors, persons comprising such class of persons will be elected for a three-year term at the next succeeding annual meeting of stockholders.

     Mr. Callow, a director, was granted a non-qualified option to purchase 100,000 shares of Common Stock in March 1989 at an exercise price of $0.75 per share. This option was exercised in full in March 1994 and the shares transferred to Boston Capital Ventures International Limited Partnership and Boston Capital Ventures Limited Partnership. Mr. Hutt, a director, was granted a non-qualified option to purchase 17,500 shares of Common Stock in March 1989 at an exercise price of $0.75 per share and a non-qualified option to purchase 10,000 shares of Common Stock in March 1994 at an exercise price of $12.50 per share. Messrs. Callow and Saalfield, current non-employee directors of the Company, were each granted a non-qualified option to purchase 10,000 shares of Common Stock in May 1994 at an exercise price of $12.50 per share. Mr. Hutt's March 1994 option was initially exercisable as to 3,333 shares, with the remaining shares vesting in two installments in March 1995 and March 1996, subject to specified meeting attendance requirements. The May 1994 options granted to Messrs. Callow and Saalfield become exercisable in three equal annual installments, beginning on the first anniversary of the date of grant, subject to specified meeting attendance requirements.

     The Company's 1995 Non-Employee Director Stock Option Plan (the "Director Plan") provides for the grant of options to purchase a maximum of 300,000 shares of Common Stock of the Company to non-employee directors of the Company. Under the Director Plan, each non-employee director who was a member of the Board of Directors on the effective date of the Company's initial public offering received options under the Director Plan. In addition, each non-employee director first elected to the Board of Directors after the effective date of the Company's initial public offering will receive an option for 10,000 shares on the date of his or her election. The Director Plan further provides for an automatic grant of an option for 10,000 shares on the first business day of July of each year, to each non-employee director who has continuously served for the lesser of (i) the previous full year or (ii) since the last annual meeting of stockholders at which directors were elected. The exercise price per share for all options granted under the Director Plan will be equal to the market price of the Common Stock as of the date of grant. The options granted annually will become exercisable in three equal annual installments beginning on the first anniversary of the date of grant, subject to specified meeting attendance requirements. Options to purchase an aggregate of 126,500 shares of Common Stock have been granted to date under the Director Plan. The only cash compensation payable to non-employee directors is $1,500 per day of in person Board meetings (with not more than one $1,500 payment being made for any one day). Outside directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors and Board committees.

     Executive officers of the Company are elected by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of the executive officers or directors of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. von Rickenbach, the President, Chief Executive Officer, and Chairman of the Company, served as a member of the Compensation Committee of the Board of Directors until July 1, 1996.

EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid or accrued by the Company for services rendered for fiscal 1995 and 1996 to each of the Company's executive officers or former executive officers whose total salary and bonus exceeded $100,000 during fiscal 1996. The Company did not grant any restricted stock awards or stock appreciation rights or make any long-term incentive plan payouts during fiscal 1996. The Company does not have a defined benefit or actuarial plan.

                                               SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                                                       COMPENSATION
                                                                                       ------------
                                                         ANNUAL COMPENSATION              AWARDS
                                                  ----------------------------------    SECURITIES
                                         FISCAL                         OTHER ANNUAL   UNDERLYING/     ALL OTHER
NAME AND PRINCIPAL POSITION               YEAR    SALARY(1)    BONUS    COMPENSATION    OPTIONS(#)    COMPENSATION
---------------------------              ------   ---------   -------   ------------   ------------   ------------
Josef H. von Rickenbach................   1996    $199,188    $     0    $ 5,144(2)       50,000       $38,825(3)
  President, Chief Executive Officer      1995     183,545          0     26,973(4)            0         3,450
  and Chairman

Barry R. Philpott......................   1996     162,530     50,694     12,151(2)       15,000        13,002(5)
  President, European Operations          1995     146,300          0         --               0        11,704(5)

John G. Lee, Ph.D.(6)..................   1996     151,249     52,186         --          10,000        10,483(7)
  Senior Vice President                   1995     139,135          0         --               0         2,964(5)

R. Adrian Otte, M.D. ..................   1996     152,079     40,220         --          12,000        12,454(8)
  Senior Vice President                   1995     129,539     10,125         --           5,000         3,675(5)

Taylor J. Crouch.......................   1996     150,968     16,171          0          12,000         3,570(5)
  Senior Vice President                   1995     131,176          0          0               0         2,758(5)

---------------
(1) Includes commissions.

(2) Automobile allowance.

(3) Includes $3,222 contributions to defined contribution plans and $35,603 for unused paid vacation.

(4) Includes $11,084 automobile allowance and $15,889 related to interest on stock subscriptions receivable.

(5) Contributions to defined contribution plans.

(6) In a letter dated September 4, 1996, Dr. Lee resigned as an employee of the Company effective September 30, 1996.

(7) Includes $3,861 contributions to defined contribution plans and $6,622 for unused paid vacation.

(8) Includes $3,806 contributions to defined contribution plans and $8,648 for unused paid vacation.


OPTIONS

     The following table sets forth certain information regarding options granted during the fiscal year ended June 30, 1996 by the Company to the executives named in the Summary Compensation Table above.

                                         OPTION GRANTS IN LAST FISCAL YEAR


                                                                                      POTENTIAL REALIZABLE
                                                                                        VALUE AT ASSUMED
                                              PERCENT OF                                 ANNUAL RATE OF
                                                TOTAL                                      STOCK PRICE
                                               OPTIONS                                  APPRECIATION FOR
                                              GRANTED TO                                 OPTION TERM(1)
                                 OPTIONS     EMPLOYEES IN   EXERCISE OR  EXPIRATION   --------------------
             NAME               GRANTED(#)   FISCAL YEAR    BASE PRICE      DATE         5%         10%
             ----               ----------   ------------   -----------  ----------   --------    --------
Josef H. von Rickenbach.......    30,000         9.3%         $15.00     11/22/2003   $214,855    $514,615
                                  20,000         6.2           37.50      4/19/2004    358,092     857,692

Barry R. Philpott.............     5,000         1.6           15.00     11/22/2003     35,809      85,769
                                  10,000         3.1           37.50      4/19/2004    179,046     428,846

John G. Lee, Ph.D.(2).........     5,000         1.6           15.00     11/22/2003     35,809      85,769
                                   5,000         1.6           37.50      4/19/2004     89,523     214,423

R. Adrian Otte, M.D. .........     2,000         0.6           15.00     11/22/2003     14,324      34,308
                                  10,000         3.1           37.50      4/19/2004    179,046     428,846

Taylor J. Crouch..............     2,000         0.6           15.00     11/22/2003     14,324      34,308
                                  10,000         3.1           37.50      4/19/2004    179,046     428,846

---------------
(1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration dates. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not represent an estimate by the Company of its future stock price growth. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the timing of such exercise and the future performance of Common Stock. There can be no assurances that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.

(2) In a letter dated September 4, 1996, Dr. Lee resigned as an employee of the Company effective September 30, 1996.


     The following table sets forth information concerning the value of unexercised options as of June 30, 1996 held by the executives named in the Summary Compensation Table above. No options were exercised during the year ended June 30, 1996 by such executives.


                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                        VALUE OF UNEXERCISED,
                                                          NUMBER OF UNEXERCISED             IN-THE-MONEY
                                                               OPTIONS AT                 OPTIONS AT FISCAL
                              SHARES        VALUE            FISCAL YEAR-END                 YEAR-END(2)
                            ACQUIRED ON    REALIZED    ---------------------------   ---------------------------
           NAME             EXERCISE(#)     ($)(1)     EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----             -----------   ----------   -----------   -------------   -----------   -------------
Josef H. von Rickenbach...     40,000     $1,396,000      50,000         20,000       $1,950,500      $215,000
Barry R. Philpott.........          0             --       6,000         19,000          214,500       416,750
John G. Lee, Ph.D.(3).....     10,000        349,000      50,000         10,000        2,382,500       220,000
R. Adrian Otte, M.D. .....          0             --       4,000         18,000          143,000       388,500
Taylor J. Crouch..........          0             --       4,800         13,200          183,600       219,900

---------------

(1) Amounts disclosed in this column do not reflect amounts actually received by the Named Executive Officers but are calculated based on the difference between the fair market value of Common Stock on the date of exercise and exercise price of the options. Named Executive Officers will receive cash only if and when they sell the Common Stock issued upon exercise of the options and the amount of cash, if any, received by such individuals is dependent on the price of the Company's Common Stock at the time of such sale.

(2) Value is based on the difference between the option exercise price and the fair market value at 1996 year-end ($48.25 per share) multiplied by the number of shares underlying the option.

(3) In a letter dated September 4, 1996, Dr. Lee resigned as an employee of the Company effective September 30, 1996.


     In September 1995, the Company adopted its 1995 Stock Plan which provides for the issuance of a maximum of 500,000 shares of Common Stock pursuant to the grant of incentive stock options to officers and other employees and the grant of non-qualified stock options or stock awards to employees, consultants, directors and officers of the Company. On November 14, 1996, the stockholders of the Company voted to increase the maximum number of shares of Common Stock issuable pursuant to the 1995 Stock Plan to 1,000,000 shares. As of October 15, 1996, options to purchase 411,350 shares have been granted under the 1995 Stock Plan at a weighted average exercise price of $34.42.

     In September 1995, the Company adopted its 1995 Employee Stock Purchase Plan (the "1995 Purchase Plan") which provides for the issuance of a maximum of 300,000 shares of Common Stock pursuant to the exercise of nontransferable options granted to participating employees. All employees of the Company, except employees who by participating would own five percent or more of the Company's Common Stock, whose customary employment is more than 20 hours per week and more than five months in any calendar year are eligible to participate in the 1995 Purchase Plan. To participate in the 1995 Purchase Plan, an employee must authorize the Company to deduct an amount (not less than one percent nor more than ten percent of a participant's total compensation) from his or her pay during six-month periods commencing on September 1 and March 1 of each year (each a "Plan Period"), but in no case shall an employee be entitled to purchase more than 500 shares in any Plan Period. The exercise price for the option for each Plan Period is 85% of the lesser of the average market price of the Common Stock on the first or last business day of the Plan Period. If an employee is not a participant on the last business day of the Plan Period, such employee is not entitled to exercise his or her option, and the amount of his or her accumulated payroll deductions will be refunded without interest. An employee's rights under the 1995 Purchase Plan terminate upon his or her voluntary withdrawal from the plan at any time or upon termination of employment. As of October 15, 1996, approximately 530 employees were enrolled in the 1995 Purchase Plan and options to purchase an aggregate of 57,479 shares of Common Stock had been exercised pursuant to the 1995 Purchase Plan.

EMPLOYMENT AGREEMENTS

     The Company is party to an employment agreement dated July 2, 1987 with Dr. Veronica G.H. Jordan. Currently, Dr. Jordan is paid an annual base salary of $80,000. The employment agreement with Dr. Jordan may be terminated for cause upon the unanimous action of the Company's Board of Directors.

     The Company and Barry R. Philpott are parties to a letter agreement of employment dated July 6, 1993. Mr. Philpott's current annual base salary is [British Sterling Pound]120,000 (approximately $190,000). The Company may terminate Mr. Philpott's employment upon two months' notice and upon payment of severance benefits equal to one month's base salary per full year of service, with a maximum payment equal to six months' base salary.

     The executive officers of the Company are bound by the terms of a Key Employee Confidentiality and Invention Agreement, pursuant to which confidential information proprietary to the Company obtained during the term of employment by the Company may not be disclosed by the employee during or subsequent to such term of employment, and pursuant to which the employee agrees not to compete with the business of the Company during and for one year subsequent to the term of employment.

     In connection with the acquisition by the Company of PAREXEL GmbH, Dr. Herrmann entered into an employment agreement with PAREXEL GmbH, dated March 11, 1991. The employment agreement was amended as of June 30, 1993. Dr. Herrmann also entered into an employment agreement with the Company on June 30, 1993. The employment agreements with Dr. Herrmann expire on June 30, 1997. The employment agreement with the Company provides for a monthly base salary of approximately DM 11,400 (approximately $6,900).

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On September 1, 1993, the Company loaned $33,500 to Mr. von Rickenbach for the purchase of 6,700 shares of the Company's Series D Convertible Preferred Stock. The principal amount of the loan, plus interest accruing at a rate of 5.32% from the date thereof, was paid in full upon the closing of the Company's initial public offering in November 1995.

     The Company has adopted a policy whereby all future transactions between the Company and its officers, directors and affiliates will be on terms no less favorable to the Company than could be obtained from unrelated third parties and will be approved by a majority of the disinterested members of the Company's Board of Directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of October 15, 1996 (unless otherwise indicated): (i) by each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) by each director and each executive officer or former executive officer of the Company named in the Summary Compensation Table; (iii) by each Selling Stockholder; and (iv) by all current directors and executive officers of the Company as a group. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

                                                       SHARES                             SHARES
                                                    BENEFICIALLY                       BENEFICIALLY
                                                   OWNED PRIOR TO                    OWNED AFTER THIS
                                                  THIS OFFERING(1)     NUMBER OF        OFFERING(1)
DIRECTORS, EXECUTIVE OFFICERS AND                -----------------   SHARES BEING   -----------------
5% STOCKHOLDERS                                   NUMBER    PERCENT     OFFERED       NUMBER   PERCENT
---------------------------------                 ------    -------   ------------    ------   -------
INVESCO PLC and certain affiliates(2)............ 614,500     7.3             --      614,500    6.5
  11 Devonshire Square
  London EC2M 4YR
  ENGLAND
Josef H. von Rickenbach(3)....................... 402,390     4.7         30,000      372,390    3.9
Werner M. Herrmann...............................  88,493     1.0             --       88,493     *
A. Dana Callow, Jr.(4)...........................  77,748      *          15,000       62,748     *
John G. Lee(5)...................................  48,000      *              --       48,000     *
Peter Barton Hutt(6).............................  36,166      *           3,600       32,566     *
James A. Saalfield(7)............................  18,666      *              --       18,666     *
Barry R. Philpott(8).............................   8,400      *              --        8,400     *
Taylor J. Crouch(9)..............................   7,750      *              --        7,750     *
R. Adrian Otte(10)...............................   6,500      *              --        6,500     *
Patrick J. Fortune...............................       0      *              --            0     *
All current executive officers and
  directors as a group (12 persons)(11).......... 766,213     8.8         48,600      717,613    7.4

OTHER SELLING STOCKHOLDERS
Martin J. Miller................................. 339,091     4.0        125,000      214,091    2.2
Veronica G. H. Jordan(12)........................  65,000      *           5,000       60,000     *
William T. Sobo, Jr.(13).........................  51,150      *           5,000       46,150     *
Howard M. Tag(14)................................  41,952      *          15,700       26,252     *
Peter B. Malamis(15).............................  24,274      *           7,500       16,774     *
Laurie G. Hughes(16).............................   3,963      *           1,300        2,663     *

---------------

  *  Less than 1% of the outstanding Common Stock.

 (1) The number of shares of Common Stock deemed outstanding prior to this offering includes: (i) 8,448,968 shares of Common Stock outstanding as of October 15, 1996; and (ii) shares issuable pursuant to options held by the respective person or group which may be exercised within 60 days after October 15, 1996 ("presently exercisable" stock options), as set forth below. The number of shares of Common Stock deemed outstanding after this offering includes an additional 1,066,900 shares of Common Stock which are being offered for sale by the Company in this offering.

 (2) Ownership is stated as of April 5, 1996. Shares are held by INVESCO on behalf of other persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Company's Common Stock. INVESCO disclaims beneficial ownership of such shares.

 (3) Includes 321,183 shares of Common Stock owned by The Josef H. von Rickenbach GRAT dated November 17, 1995. Includes 30,000 shares of Common Stock issuable pursuant to presently exercisable stock options.

 (4) Includes 44,166 shares of Common Stock issuable pursuant to presently exercisable stock options. The shares to be offered may be offered by Mr. Callow or by a charitable remainder unitrust.


 (5) Includes 44,750 shares of Common Stock issuable pursuant to presently exercisable stock options. In a letter dated September 4, 1996, Dr. Lee resigned as an employee of the Company effective September 30, 1996.

 (6) Includes 36,166 shares of Common Stock issuable pursuant to presently exercisable stock options.

 (7) Includes 16,666 shares of Common Stock issuable pursuant to presently exercisable stock options.

 (8) Includes 6,000 shares of Common Stock issuable pursuant to presently exercisable stock options.

 (9) Includes 5,300 shares of Common Stock issuable pursuant to presently exercisable stock options.

(10) Includes 4,000 shares of Common Stock issuable pursuant to presently exercisable stock options.

(11) Includes 209,548 shares of Common Stock issuable pursuant to presently exercisable stock options.

(12) Includes 11,250 shares of Common Stock issuable pursuant to presently exercisable stock options.

(13) Includes 50,000 shares of Common Stock issuable pursuant to presently exercisable stock options.

(14) Includes 5,200 shares of Common Stock issuable pursuant to presently exercisable stock options.

(15) Includes 13,900 shares of Common Stock issuable pursuant to presently exercisable stock options.

(16) Includes 1,000 shares of Common Stock issuable pursuant to presently exercisable stock options.

                          DESCRIPTION OF CAPITAL STOCK

     The current authorized capital stock of the Company is 25,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share. On November 14, 1996, the stockholders of the Company voted to increase the authorized Common Stock to 50,000,000 shares.

COMMON STOCK

     Immediately after this offering, there will be 9,515,868 shares of Common Stock outstanding.

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Holders of Common Stock do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. There are no shares of Preferred Stock outstanding.

PREFERRED STOCK

     The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

MASSACHUSETTS LAW AND CERTAIN PROVISIONS OF THE COMPANY'S RESTATED ARTICLES OF ORGANIZATION AND BY-LAWS

     The Company believes that it has more than 200 beneficial stockholders, thus making it subject to Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly held Massachusetts corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the board of directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder, or (iii) the business combination is approved by both the board of directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with its affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the corporation. A "business combination" includes a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested stockholder. The Company may at any time elect not to be governed by Chapter 110F by vote of a majority of its stockholders, but such an amendment would not be effective for twelve months and would not apply to a business combination with any person who became an interested stockholder prior to the adoption of the amendment.

     The Massachusetts Business Corporation Law generally requires that publicly-held Massachusetts corporations have a classified board of directors consisting of three classes as nearly equal in size as possible, unless those corporations elect to opt out of the statute's coverage. By vote of the Board of Directors, the Company has elected to opt out of the classified board provisions of this statute and has adopted separate classified Board provisions in its Restated Articles of Organization. See "Management -- Executive Officers and Directors."

     The Company's By-Laws include a provision that excludes the Company from the applicability of Massachusetts General Laws Chapter 110D, entitled "Regulation of Control Share Acquisitions." In general, this statute provides that any stockholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a corporation may not vote such stock unless the stockholders of the corporation so authorize. The Board of Directors may amend the Company's By-Laws at any time to subject the Company to this statute prospectively.

     The Company's By-Laws require that nominations for the Board of Directors made by a stockholder comply with certain notice procedures. A notice by a stockholder of a planned nomination must be given not less than 60 and not more than 90 days prior to a scheduled meeting, provided that if less than 70 days' notice is given of the date of the meeting, a stockholder will have ten days within which to give such notice. The stockholder's notice of nomination must include particular information about the stockholder, the nominee and any beneficial owner on whose behalf the nomination is made. The Company may require any proposed nominee to provide such additional information as is reasonably required to determine the eligibility of the proposed nominee.

     The By-Laws also require that a stockholder seeking to have any business conducted at a meeting of stockholders give notice to the Company not less than 60 and not more than 90 days prior to the scheduled meeting, provided that if less than 70 days' notice is given of the date of the meeting, a stockholder will have ten days within which to give such notice. The notice from the stockholder must describe the proposed business to be brought before the meeting and include information about the stockholder making the proposal, any beneficial owner on whose behalf the proposal is made, and any other stockholder known to be supporting the proposal. The By-Laws require the Company to call a special stockholders' meeting at the request of stockholders holding at least
33 1/3% of the voting power of the Company.

     The Company's Restated Articles of Organization include provisions eliminating the personal liability of the Company's directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Massachusetts Business Corporation Law. Additionally, the Company's Restated Articles of Organization provide that the Company shall indemnify each person who is or was a director or officer of the Company, and each person who is or was serving or has agreed to serve at the request of the Company as a director or officer of, or in a similar capacity with, another organization or in any capacity with respect to any employee benefit plan of the Company, against all liabilities, costs and expenses reasonably incurred by any such persons in connection with the defense or disposition of or otherwise in connection with or resulting from any action, suit or other proceeding in which they may be involved by reason of being or having been such a director or officer, or by reason of any action taken or not taken in such capacity, except with respect to any matter as to which such person shall have been finally adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent such matter relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

     The Restated Articles of Organization provide that certain transactions, such as the sale, lease or exchange of all or substantially all of the Company's property and assets and the merger or consolidation of the Company into or with any other corporation, may be authorized by the approval of the holders of a majority of the shares of each class of stock entitled to vote thereon, rather than by two-thirds as otherwise provided by statute, provided that the transactions have been authorized by a majority of the members of the Board of

Directors and the requirements of any other applicable provisions of the Restated Articles of Organization have been met.

     Certain of the provisions of the Restated Articles of Organization and By-Laws discussed above would discourage or make more difficult a proxy contest or the assumption of control by a holder of a substantial block of the Company's stock. Such provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. In addition, since the Restated Articles of Organization and By-Laws are designed to discourage accumulations of large blocks of the Company's stock by purchasers whose objective is to have stock repurchased by the Company at a premium, such provisions could tend to reduce the temporary fluctuations in the market price of the Company's stock which are caused by such accumulations. Accordingly, stockholders could be deprived of certain opportunities to sell their stock at a temporarily higher market price.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Boston EquiServe Limited Partnership.

                                  UNDERWRITING


     Under the terms and subject to the conditions contained in the Underwriting
Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to such Underwriter, shares of Common Stock which equal the number of shares set forth opposite the name of such Underwriter below.

                                                                                  NUMBER
                                   UNDERWRITER                                  OF SHARES
                                   -----------                                  ----------
    Smith Barney Inc. ........................................................     510,000
    William Blair & Company, L.L.C. ..........................................     382,500
    Lehman Brothers Inc. .....................................................     255,000
    Adams, Harkness & Hill, Inc. .............................................     127,500
                                                                                 ---------
              Total...........................................................   1,275,000
                                                                                 =========

     The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc., William Blair & Company, L.L.C., Lehman Brothers Inc. and Adams, Harkness & Hill, Inc. are acting as Representatives, propose initially to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $1.27 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other Underwriters or to certain other dealers. After the initial offering of the shares to the public, the offering price and such concessions may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 191,250 additional shares of Common Stock at the public offering price set forth on the cover page hereof less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares in such table.

     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Company, its executive officers and directors and the Selling Stockholders, holding in the aggregate approximately 10.0% of the Company's outstanding Common Stock, after giving effect to this offering, have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock except, in the case of the Company, in certain limited circumstances.

     The Underwriters and certain selling group members that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. In general, under Rule 10b-6A, any Underwriter or selling group member engaged in passive market making in the Common Stock (i) may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest bid for the Common Stock displayed by a market maker that is not participating in the distribution of the Common Stock, (ii) may not have net daily purchases of the Common Stock that exceed 30% of the average daily trading volume in such stock for the two full consecutive calendar months immediately preceding the filing date of the registration statement of which this Prospectus forms a part and
(iii) must identify its bid or bids as made by a passive market maker.

     The Common Stock is quoted on the Nasdaq National Market under the symbol "PRXL."

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. Certain legal matters relating to this offering will be passed upon for the Underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements as of June 30, 1995 and 1996 and for each of the three years in the period ended June 30, 1996 included in this Prospectus and the financial statement schedule included in the Registration Statement have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       PAREXEL INTERNATIONAL CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of independent accountants.....................................................   F-2

Consolidated statement of operations for the three years ended June 30, 1996 and
  unaudited for the three months ended September 30, 1995 and 1996....................   F-3

Consolidated balance sheet at June 30, 1995 and 1996 and unaudited at
  September 30, 1996..................................................................   F-4

Consolidated statement of stockholders' equity for the three years ended June 30,
  1996 and unaudited for the three months ended September 30, 1996....................   F-5

Consolidated statement of cash flows for the three years ended June 30, 1996 and
  unaudited for the three months ended September 30, 1995 and 1996....................   F-6

Notes to consolidated financial statements............................................   F-7


                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of PAREXEL International Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of PAREXEL International Corporation and its subsidiaries at June 30, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Boston, Massachusetts
August 22, 1996

                       PAREXEL INTERNATIONAL CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     (in thousands, except per share data)

                                                                               THREE MONTHS ENDED
                                               FOR THE YEAR ENDED JUNE 30,        SEPTEMBER 30,
                                             -------------------------------   -------------------
                                               1994       1995       1996        1995       1996
                                             --------   --------   ---------   --------   --------
                                                                                   (UNAUDITED)
Revenue....................................  $ 69,646   $ 79,928   $121,869    $24,369    $43,152
Reimbursed costs...........................   (11,644)   (21,355)   (33,863)    (6,396)   (10,122)
                                             --------   --------   --------    -------    -------

Net revenue................................    58,002     58,573     88,006     17,973     33,030
                                             --------   --------   --------    -------    -------

Costs and expenses:
  Direct costs.............................    38,244     42,140     60,141     12,465     22,821
  Selling, general and administrative......    13,631     13,294     19,027      3,834      6,617
  Depreciation and amortization............     2,435      2,251      2,343        515        883
  Impairment of long-lived assets..........        --     11,253         --         --         --
                                             --------   --------   --------    -------    -------
                                               54,310     68,938     81,511     16,814     30,321
                                             --------   --------   --------    -------    -------

Income (loss) from operations..............     3,692    (10,365)     6,495      1,159      2,709

Interest income............................       250        213      1,297         90        433
Interest expense...........................       (71)      (172)      (162)       (36)       (55)
Other income (expense), net................      (375)        14         22         44        (14)
                                             --------   --------   --------    -------    -------
                                                 (196)        55      1,157         98        364
                                             --------   --------   --------    -------    -------

Income (loss) before provision for income
  taxes and cumulative effect of
  accounting change........................     3,496    (10,310)     7,652      1,257      3,073
Provision for income taxes.................     1,573        320      3,053        515      1,137
                                             --------   --------   --------    -------    -------

Net income (loss) before cumulative effect
  of accounting change.....................     1,923    (10,630)     4,599        742      1,936
Cumulative effect of change in accounting
  for income taxes.........................       500         --         --         --         --
                                             --------   --------   --------    -------    -------
Net income (loss)..........................  $  2,423   $(10,630)  $  4,599    $   742    $ 1,936
                                             ========   ========   ========    =======    =======

Net income (loss) per share:
  Before cumulative effect of accounting
     change................................  $   0.35   $ (12.61)  $   0.68    $  0.14    $  0.22
  Cumulative effect of change in
     accounting for income taxes...........      0.09         --         --         --         --
                                             --------   --------   --------    -------    -------
Net income (loss) per share................  $   0.44   $ (12.61)  $   0.68    $  0.14    $  0.22
                                             ========   ========   ========    =======    =======

Weighted average common and common
  equivalent shares outstanding............     5,747        843      6,780      5,734      8,628
                                             ========   ========   ========    =======    =======

                      PAREXEL INTERNATIONAL CORPORATION

                                            CONSOLIDATED BALANCE SHEET
                                         (in thousands, except share data)

                                                                 JUNE 30,
                                                          --------------------          SEPTEMBER 30,
                                                          1995            1996              1996
                                                          ----            ----          -------------
                                                                                        (UNAUDITED)
                                                ASSETS
Current assets:
  Cash and cash equivalents:
     Unrestricted....................................    $ 5,315        $ 16,243          $  9,281
     Restricted......................................      1,360             858             1,370
  Marketable securities..............................      1,500          29,319            26,425
  Accounts receivable, net...........................     24,675          39,277            49,596
  Other current assets...............................      4,003           6,905             6,960
                                                         -------        --------          --------
          Total current assets.......................     36,853          92,602            93,632

Property and equipment, net..........................      4,671           8,193            12,210
Other assets.........................................      1,726           1,606             1,828
                                                         -------        --------          --------
                                                         $43,250        $102,401          $107,670
                                                         =======        ========          ========

                                  LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current maturities of long-term debt...............    $   692        $    762          $    774
  Accounts payable...................................      2,466           7,003             9,014
  Advance billings...................................     14,032          20,008            18,482
  Other current liabilities..........................      8,089          11,401            10,946
                                                         -------        --------          --------
          Total current liabilities..................     25,279          39,174            39,216

Long-term debt.......................................        633             360               304
Other liabilities....................................      1,814           1,655             1,778
                                                         -------        --------          --------
          Total liabilities..........................     27,726          41,189            41,298
                                                         -------        --------          --------
Commitments and contingencies

Stockholders' equity:
  Convertible preferred stock -- $.01 par value......     23,683              --                --
  Common stock -- $.01 par value; shares authorized:
     6,684,077 at June 30, 1995 and 25,000,000 at
     June 30, 1996 and September 30, 1996; shares
     issued: 858,364 at June 30, 1995, 7,827,110 at
     June 30, 1996 and 8,463,674 at September 30,
     1996; shares outstanding: 843,658 at June 30,
     1995, 7,812,404 at June 30, 1996 and 8,448,968
     at September 30, 1996...........................          9              78                84
  Additional paid-in capital.........................        406          66,291            68,510
  Accumulated deficit................................     (8,826)         (5,199)           (2,209)
  Stock subscriptions receivable.....................       (157)             --                --
  Cumulative translation adjustment..................        409              42               (13)
                                                         -------        --------          --------
          Total stockholders' equity.................     15,524          61,212            66,372
                                                         -------        --------          --------
                                                         $43,250        $102,401          $107,670
                                                         =======        ========          ========

                       PAREXEL INTERNATIONAL CORPORATION

                                      CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                         (in thousands, except number of shares)
                                              CONVERTIBLE                   COMMON STOCK
                                            PREFERRED STOCK       --------------------------------     RETAINED
                                        -----------------------                         ADDITIONAL     EARNINGS         STOCK
                                          NUMBER      ISSUANCE      NUMBER      PAR      PAID-IN     (ACCUMULATED   SUBSCRIPTIONS
                                        OF SHARES    PRICE, NET   OF SHARES    VALUE     CAPITAL       DEFICIT)      RECEIVABLE
                                        ----------   ----------   ----------   -----    ----------   ------------   -------------
BALANCE AT JUNE 30, 1993...............  2,101,044    $ 22,550      721,045     $ 7      $   203      $   (619)        $(148)
Issuance of convertible preferred stock
  upon exercise of warrants............    226,700       1,133                                                           (33)
Issuance of common stock upon exercise
  of stock options.....................                             102,000       1           75
Income tax benefit from exercise of
  stock options........................                                                       80
Proceeds from stock subscriptions
  receivable...........................                                                                                   18
Foreign currency translation...........
Net income.............................                                                                  2,423
                                        ----------    --------    ---------     ---      -------      --------         -----

BALANCE AT JUNE 30, 1994...............  2,327,744      23,683      823,045       8          358         1,804          (163)
Issuance of common stock upon exercise
  of stock options.....................                              21,986       1           65
Repurchase of common shares............                              (1,373)                 (17)
Proceeds from stock subscriptions
  receivable...........................                                                                                    6
Foreign currency translation...........
Net loss...............................                                                                (10,630)
                                        ----------    --------    ---------     ---      -------      --------         -----

BALANCE AT JUNE 30, 1995...............  2,327,744      23,683      843,658       9          406        (8,826)         (157)
Issuance of convertible preferred stock
  upon exercise of warrants............    176,887       1,769
Proceeds from stock subscriptions
  receivable...........................                                                                                  157
Conversion of preferred stock into
  common upon initial public
  offering............................. (2,504,631)    (25,452)   4,478,008      44       25,408
Payment of accrued preferred stock
  dividends............................                                                                   (940)
Net proceeds from public offerings.....                           2,100,000      21       36,866
Issuance of common stock upon exercise
  of stock options.....................                             309,920       3          408
Acquisitions (Note 4)..................                              80,818       1          145           (76)
Income tax benefit from exercise of
  stock options........................                                                    3,058
Net unrealized gain on marketable
  securities...........................                                                                     44
Foreign currency translation...........
Net income.............................                                                                  4,599
                                        ----------    --------    ---------     ---      -------      --------         -----

BALANCE AT JUNE 30, 1996...............         --          --    7,812,404      78       66,291        (5,199)           --
Issuance of common stock upon exercise
  of stock options (unaudited).........                             132,412       1        1,428
Acquisitions (Note 4) (unaudited)......                             504,152       5           41         1,024
Income tax benefit from exercise of
  stock options (unaudited)............                                                      750
Net unrealized gain on marketable
  securities (unaudited)...............                                                                     30
Foreign currency translation
  (unaudited)..........................
Net income (unaudited).................                                                                  1,936
                                        ----------    --------    ---------     ---      -------      --------         -----
BALANCE AT SEPTEMBER 30, 1996
  (UNAUDITED)..........................         --    $     --    8,448,968     $84      $68,510      $ (2,209)        $  --
                                        ==========    ========    =========     ===      =======      ========         =====


                                          CUMULATIVE       TOTAL
                                          TRANSLATION   STOCKHOLDERS'
                                          ADJUSTMENT       EQUITY
                                          -----------   ------------
BALANCE AT JUNE 30, 1993...............     $(146)       $ 21,847
Issuance of convertible preferred stock
  upon exercise of warrants............                     1,100
Issuance of common stock upon exercise
  of stock options.....................                        76
Income tax benefit from exercise of
  stock options........................                        80
Proceeds from stock subscriptions
  receivable...........................                        18
Foreign currency translation...........      (308)           (308)
Net income.............................                     2,423
                                            -----        --------

BALANCE AT JUNE 30, 1994...............      (454)         25,236
Issuance of common stock upon exercise
  of stock options.....................                        66
Repurchase of common shares............                       (17)
Proceeds from stock subscriptions
  receivable...........................                         6
Foreign currency translation...........       863             863
Net loss...............................                   (10,630)
                                            -----        --------

BALANCE AT JUNE 30, 1995...............       409          15,524
Issuance of convertible preferred stock
  upon exercise of warrants............                     1,769
Proceeds from stock subscriptions
  receivable...........................                       157
Conversion of preferred stock into
  common upon initial public
  offering.............................                        --
Payment of accrued preferred stock
  dividends............................                      (940)
Net proceeds from public offerings.....                    36,887
Issuance of common stock upon exercise
  of stock options.....................                       411
Acquisitions (Note 4)..................                        70
Income tax benefit from exercise of
  stock options........................                     3,058
Net unrealized gain on marketable
  securities...........................                        44
Foreign currency translation...........      (367)           (367)
Net income.............................                     4,599
                                            -----        --------

BALANCE AT JUNE 30, 1996...............        42          61,212
Issuance of common stock upon exercise
  of stock options (unaudited).........                     1,429
Acquisitions (Note 4) (unaudited)......                     1,070
Income tax benefit from exercise of
  stock options (unaudited)............                       750
Net unrealized gain on marketable
  securities (unaudited)...............                        30
Foreign currency translation
  (unaudited)..........................       (55)            (55)
Net income (unaudited).................                     1,936
                                            -----        --------
BALANCE AT SEPTEMBER 30, 1996
  (UNAUDITED)..........................     $ (13)       $ 66,372
                                            ======       ========

                       PAREXEL INTERNATIONAL CORPORATION

                                       CONSOLIDATED STATEMENT OF CASH FLOWS
                                                 (in thousands)

                                                                                            THREE MONTHS
                                                                                               ENDED
                                                       FOR THE YEAR ENDED JUNE 30,         SEPTEMBER 30,
                                                     -------------------------------    --------------------
                                                      1994        1995        1996        1995        1996
                                                     -------    --------    --------    --------    --------
                                                                                            (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)................................  $ 2,423    $(10,630)   $  4,599     $   742    $  1,936
  Adjustments to reconcile net income (loss) to net
    cash provided (used) by operating activities:
    Depreciation and amortization..................    2,435       2,251       2,343         515         883
    Restructuring transactions.....................   (1,959)       (683)       (135)        (40)         --
    Impairment of long-lived assets................       --      11,253          --          --          --
    Change in assets and liabilities, net of
      effects from acquisitions:
      Restricted cash..............................     (282)       (929)        502          (9)       (512)
      Accounts receivable, net.....................   (6,309)       (281)    (15,086)     (5,602)     (7,713)
      Other current assets.........................     (366)     (1,395)         54         704         257
      Other assets.................................     (531)        (79)       (144)         66         (71)
      Accounts payable.............................   (1,573)        256       4,605         873       1,638
      Advance billings.............................      350       3,953       6,383       2,222      (1,710)
      Other current liabilities....................    1,867       1,932       3,347        (840)       (858)
      Other liabilities............................     (239)         56         (18)         11          35
                                                     -------    --------    --------    --------    --------
Net cash provided (used) by operating activities...   (4,184)      5,704       6,450      (1,358)     (6,115)
                                                     -------    --------    --------    --------    --------
Cash flows from investing activities:
  Purchases of marketable securities...............   (2,787)     (3,510)   (131,903)     (1,300)    (10,849)
  Proceeds from sale of marketable securities......    4,303       2,710     104,128       1,500      13,773
  Cash related to acquisition activities...........     (100)         --          52          --         251
  Purchase of property and equipment...............   (1,979)     (1,460)     (5,039)       (262)     (2,657)
                                                     -------    --------    --------    --------    --------
Net cash provided (used) by investing activities...     (563)     (2,260)    (32,762)        (62)        518
                                                     -------    --------    --------    --------    --------
Cash flows from financing activities:
  Proceeds from issuance of convertible preferred
    stock..........................................    1,100          --       1,769          --          --
  Proceeds from issuance of common stock...........       76          66      37,298          --       1,429
  Cash received from stock subscriptions...........       18           6         157          --          --
  Payments to acquire treasury stock...............       --         (17)         --          --          --
  Repayments of long-term debt.....................     (510)       (684)       (889)       (202)     (2,755)
  Dividends on convertible preferred stock.........       --          --        (940)         --          --
                                                     -------    --------    --------    --------    --------
Net cash provided (used) by financing activities...      684        (629)     37,395        (202)     (1,326)
                                                     -------    --------    --------    --------    --------
Effect of exchange rate changes on unrestricted
  cash and cash equivalents........................      (24)        134        (155)        (76)        (39)
                                                     -------    --------    --------    --------    --------
Net increase (decrease) in unrestricted cash and
  cash equivalents.................................   (4,087)      2,949      10,928      (1,698)     (6,962)
Unrestricted cash and cash equivalents at beginning
  of period........................................    6,453       2,366       5,315       5,315      16,243
                                                     -------    --------    --------    --------    --------
Unrestricted cash and cash equivalents at end of
  period...........................................  $ 2,366    $  5,315    $ 16,243     $ 3,617    $  9,281
                                                     =======    ========    ========     =======    ========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest.......................................  $    83    $    179    $    165     $    35    $     55
    Income taxes...................................  $ 1,237    $    565    $  1,649     $   315    $    391
Supplemental disclosure of noncash financing
  activities:
  Property and equipment acquired under capital
    lease obligations..............................  $   666    $  1,265    $    536     $   410    $     --
  Income tax benefit from exercise of stock
    options........................................  $    80          --    $  3,058     $    --    $    750

                       PAREXEL INTERNATIONAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF THE BUSINESS

     PAREXEL International Corporation (the Company) is a leading contract research organization (CRO), providing clinical research and development services to the worldwide pharmaceutical, biotechnology and medical device industries. The Company designs, initiates and monitors clinical trials, manages and analyzes clinical data, assists with regulatory affairs and offers other related services and products.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of PAREXEL International Corporation and its wholly-owned domestic and foreign subsidiaries. The Company's German and French subsidiaries operate on a fiscal year which ends May 31. All significant intercompany accounts and transactions have been eliminated.

  Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

  Revenue

     Fixed price contract revenue is recognized using the percentage of completion method based on the ratio that costs incurred to date bear to estimated total costs at completion. Revenue from other contracts is recognized as services are provided. Revenue related to contract modifications is recognized when realization is assured and the amounts are reasonably determinable. Adjustments to contract cost estimates are made in the periods in which the facts which require the revisions become known. When the revised estimate indicates a loss, such loss is provided for currently in its entirety. "Unbilled accounts receivable" represents revenue recognized in excess of amounts billed. "Advance billings" represents amounts billed in excess of revenue recognized.

  Investigator Fees

     Investigator fees are accrued as investigator services are rendered. The timing of payments to investigators is determined by reference to predetermined contractual arrangements, which may differ from the accrual of the expense. Payments to investigators in excess of amounts accrued are classified as prepaid expenses included in other current assets and accrued expenses in excess of amounts paid are classified as other current liabilities.

  Cash, Cash Equivalents, Marketable Securities and Financial Instruments

     The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows. Marketable securities include securities purchased with original maturities of greater than three months. Cash equivalents and marketable securities are classified as available-for-sale and are carried at fair market value, and any unrealized gains or losses are recorded as part of stockholders' equity. Restricted cash consists of advances and deposits from customers subject to certain restrictions.

     The Company occasionally purchases securities with seven-day put options which allow the Company to sell the underlying securities in seven days at par value. The Company uses these derivative financial instruments on a limited basis to shorten contractual maturity dates, thereby managing interest rate risk. At

                       PAREXEL INTERNATIONAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 1996, approximately $1.0 million of securities were subject to seven-day put options. The Company does not hold derivative instruments for trading purposes.

  Concentration of Credit Risk

     Financial instruments which potentially expose the Company to concentrations of credit risk include trade accounts receivable. However, such risk is limited due to the large number of clients and their international dispersion. In addition, the Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management expectations. No single customer accounted for more than 10% of the Company's consolidated net revenue for the years ended June 30, 1994, 1995 or 1996.

  Property and Equipment

     Property and equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the remaining lease term. Repair and maintenance costs are charged to expense as incurred.

  Intangible Assets

     Intangible assets consist principally of goodwill, customer lists, covenants not to compete, and other intangible assets attributable to businesses acquired. Goodwill represents the excess of the cost of businesses acquired over the fair value of the related net assets at the date of acquisition. Goodwill and other intangible assets are amortized using the straight-line method over five to ten years.

  Impairment of Long-Lived Assets

     The Company periodically assesses the recoverability of the carrying amount of long-lived assets, including intangible assets. A loss is recognized when expected future cash flows (undiscounted and without interest) are less than the carrying amount of the asset. The amount of the impairment loss is determined as the difference by which the carrying amount of the asset exceeds the fair value of the asset.

  Income Taxes

     Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109) prospectively. FAS 109 requires the recognition of deferred tax assets (representing future tax benefits) attributable to deductible temporary differences between financial statement and income tax bases of assets and liabilities and to operating loss carryforwards to the extent that realization of these benefits is more likely than not. The cumulative effect of the Company's adoption of FAS 109 increased net income by $500,000 for the year ended June 30, 1994, and primarily related to the future tax benefit of temporary differences within the North American operations.

  Foreign Currency

     Assets and liabilities of the Company's international operations are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Accumulated net translation adjustments are included in stockholders' equity. Realized gains and losses recorded in the statement of operations were not material.

  Net Income (Loss) Per Share

     Net income (loss) per share is calculated based on the weighted average number of common shares and common equivalent shares assumed outstanding during the period. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, certain common and common equivalent shares issued by the

                       PAREXEL INTERNATIONAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company during the twelve months immediately preceding the initial filing of the registration statement relating to the Company's initial public offering have been included in the calculation of weighted average shares, using the treasury stock method and an assumed initial public offering price of $14 per share, as if these shares were outstanding for all periods prior to the initial public offering.

  Recently Issued Accounting Standards

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123). The Company has elected to adopt FAS 123 in fiscal 1997 through disclosure only.

  Interim Financial Data (Unaudited)

     The interim financial data at and for the three months ended September 30, 1995 and 1996 included in the accompanying consolidated financial statements are unaudited; however, in the opinion of the Company, the interim financial data include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The interim financial data are not necessarily indicative of the results of operation for a full fiscal year.

NOTE 3 -- IMPAIRMENT OF LONG-LIVED ASSETS

     In fiscal 1991, PAREXEL acquired AFB Arzneimittelforschung GmbH, (which was subsequently renamed PAREXEL GmbH), a contract research organization headquartered in Germany, in exchange for $3.9 million of cash, Convertible Preferred Stock then valued at $1.3 million and the assumption of $16.1 million of liabilities. Since it was acquired, PAREXEL GmbH's financial performance has fallen below management's expectations and experienced a declining revenue base.

     In fiscal 1993, the Company recorded a charge aggregating $3.3 million with respect to a plan to restructure its German operations. The plan primarily involved the physical consolidation of several operating groups within two facilities and a reduction in employee headcount. The charge included lease abandonment costs, write-offs of leasehold improvements, severance payments and other expenses directly associated with the restructuring plan. There were no material changes in estimates included in this charge, and at June 30, 1996 these actions were complete.

     As a result of the restructuring effort in fiscal 1993, management budgeted positive operating results that supported the realization of the related net assets. However, in the third quarter of fiscal 1995, PAREXEL GmbH's operations suffered a further decline in net revenue resulting in a net loss for the period. Also during the third quarter, drug development regulations in Germany and Europe were modified, and further changes were being contemplated, all of which were expected to have a detrimental impact on PAREXEL GmbH's operations.

     Considering the cumulative impact of the above-described factors, management updated its assessment of the realizability of the long-lived assets of PAREXEL GmbH as of the third quarter of fiscal 1995.

     In accordance with its accounting policy for impaired long-lived assets, management prepared a forecast of PAREXEL GmbH's expected future cash flows on an undiscounted basis and without interest charges. This forecast was based on assumptions developed by management using PAREXEL GmbH's historical experience as well as the best estimate of future trends and events. In the short-term, management had forecasted declining revenue in certain of PAREXEL GmbH's operations in recognition of the current business environment within Germany. In the longer-term, management's assumptions reflected a stabilization of the revenue base, followed by a period of moderate revenue and expense growth (approximately 4% annually). The sum of the forecasted cash flows from management's model was less than the carrying amount of PAREXEL's investment in PAREXEL GmbH.

     To assess the fair value of PAREXEL GmbH, the Company retained a valuation expert. A discounted cash flow valuation technique was utilized with a discount rate of approximately 19.5% based upon

                       PAREXEL INTERNATIONAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PAREXEL GmbH's calculated cost of capital. The results of this calculation indicated a de minimus valuation and accordingly, in the third quarter of fiscal 1995, the Company recorded an impairment loss on long-lived assets of $11.3 million; comprising $8.7 million in goodwill, $1.4 million in fixed assets and $1.2 million in identifiable intangible assets.

NOTE 4 -- ACQUISITIONS

     On June 28, 1996, the Company acquired, in separate transactions, Sitebase Clinical Systems, Inc., (Sitebase), a provider of remote data entry technology, and Caspard Consultants (Caspard), a Paris-based biostatistical and data management consulting company. The Company issued a total of 80,818 shares of common stock in exchange for all of the outstanding shares of Sitebase and Caspard. Both of these transactions are being accounted for as poolings of interest. The aggregate historical results of operations and financial position of Sitebase and Caspard are not material to the Company's consolidated financial statements. Therefore, prior period amounts have not been restated and results of operations have been included since the date of acquisition.

     On August 16, 1996, the Company acquired Lansal Clinical Pharmaceutics Limited (Lansal), a contract research organization in Israel. On August 22, 1996, the Company acquired State and Federal Associates, Inc. (S&FA), a strategic healthcare consulting organization located in Washington D.C. Both of these transactions are being accounted for as poolings of interest. The Company issued 504,152 shares of common stock in exchange for all of the outstanding shares of Lansal and S&FA. The aggregate historical results of operations and financial position of Lansal and S&FA are not material to the Company's consolidated financial statement. Therefore, prior period amounts have not been restated and results of operations have been included since the date of acquisition.

     Pro forma results of the Company, assuming the above acquisitions were made at the beginning of each period presented, would not be materially different from the actual results reported.

NOTE 5 -- INVESTMENTS

     Available-for-sale securities included in cash and cash equivalents as of
June 30, 1995 and 1996 consisted of the following:
     (in thousands)                                                     1995       1996
                                                                        ----       ----
     Money market....................................................  $ --       $ 2,492
     Municipal securities............................................    --        10,000
     Repurchase agreements...........................................   2,191       1,141
                                                                       ------     -------
                                                                       $2,191     $13,633
                                                                       ======     =======

     Available-for-sale securities included in marketable securities at June 30,
1995 consisted of $1.5 million of municipal securities (which are carried at fair market value which approximates cost). Available-for-sale securities included in marketable securities at June 30, 1996 consisted of the following:
                                                                     UNREALIZED
                                                       AMORTIZED   --------------    FAIR
     (in thousands)                                      COST      GAINS   LOSSES    VALUE
                                                       ---------   -----   ------    -----
     Municipal securities............................   $16,972     $ 3     $(34)   $16,941
     Federal Government securities...................    10,344      66       (1)    10,409
     Corporate debt securities.......................     1,959      10       --      1,969
                                                        -------     ---     ----    -------
                                                        $29,275     $79     $(35)   $29,319
                                                        =======     ===     ====    =======

     The contractual maturity of available-for-sale securities at June 30, 1996 was $39.5 million within one year, $2.8 million over one year and less than five years, and $700,000 over five years. Proceeds from the maturities and sales of available-for-sale securities amounted to approximately $568.1 million for the year ended June 30, 1996 and $2.7 million for the year ended June 30, 1995. Purchases amounted to approximately $607.4 million for the year ended June 30, 1996 and $3.5 million for the year ended June 30, 1995. Gains and

                       PAREXEL INTERNATIONAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

losses realized upon the sale of securities (the cost of which is based upon the specific identification method) were not significant.

NOTE 6 -- ACCOUNTS RECEIVABLE

     Accounts receivable at June 30, 1995 and 1996 consisted of the following:

     (in thousands)                                                    1995        1996
                                                                       ----        ----
     Billed.........................................................  $14,081     $21,286
     Unbilled.......................................................   11,868      19,490
     Allowance for doubtful accounts................................   (1,274)     (1,499)
                                                                      -------     -------
                                                                      $24,675     $39,277
                                                                      =======     =======

NOTE 7 -- PROPERTY AND EQUIPMENT

     Property and equipment at June 30, 1995 and 1996 consisted of the following:

     (in thousands)                                                     1995        1996
                                                                        ----        ----
     Computer and office equipment..................................  $ 6,807     $10,527
     Computer software..............................................    1,061       1,725
     Furniture and fixtures.........................................    2,117       3,058
     Leasehold improvements.........................................      394         652
                                                                      -------     -------
                                                                       10,379      15,962
     Less accumulated depreciation and amortization.................    5,708       7,769
                                                                      -------     -------
                                                                      $ 4,671     $ 8,193
                                                                      =======     =======

     Included in the above amounts is computer and office equipment acquired under capital lease obligations of approximately $3.0 million and $3.6 million at June 30, 1995 and 1996, respectively. Accumulated depreciation on computer and office equipment under capital leases totalled approximately $1.3 million and $1.8 million at June 30, 1995 and 1996, respectively.

     Depreciation and amortization expense relating to property and equipment was approximately $1.5 million, $1.7 million and $2.1 million for the years ended June 30, 1994, 1995 and 1996, respectively, of which $286,000, $427,000 and $634,000 related to amortization of property and equipment under capital leases.

NOTE 8 -- OTHER CURRENT LIABILITIES

     Other current liabilities at June 30, 1995 and 1996 consisted of the following:

      (in thousands)                                                   1995        1996
                                                                      -------     -------
     Accrued compensation and withholdings..........................  $ 2,068     $ 4,281
     Accrued investigator fees......................................    1,608       1,565
     Other..........................................................    4,413       5,555
                                                                      -------     -------
                                                                      $ 8,089     $11,401
                                                                      =======     =======

NOTE 9 -- CREDIT ARRANGEMENTS

     The Company has domestic and foreign line of credit arrangements with banks totalling approximately $6.4 million. The lines are collateralized by accounts receivable, are payable on demand and bear interest at the local bank base or money market rate, plus 1% to 3% (resulting in interest rates ranging from 5.5% to

                       PAREXEL INTERNATIONAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.25% at June 30, 1996). The lines of credit expire at various dates through December 1996 and are renewable. There were no amounts outstanding under these lines of credit at June 30, 1996.

     The Company has a $2.4 million capital lease line of credit with a U.S. bank for the financing of property and equipment. This line is collateralized by property and equipment. Borrowings under this line are payable over a three-year term with interest fixed at the five-year U.S. Treasury note rate plus 2.5% (for a total interest rate of 9.2% at June 30, 1996) and are included in long-term debt. This line of credit expires on November 30, 1998 and is renewable annually. Available capacity under this line was approximately $1.2 million at June 30, 1996.

     Long-term debt at June 30, 1995 and 1996 consisted of borrowings under the capital lease line. The fair value of debt is estimated based on the market value for similar debt and approximates carrying value at June 30, 1995 and 1996. Aggregate lease obligations bear a weighted average interest rate of approximately 7.9% at June 30, 1996. Long-term debt matures as follows: $762,000 in fiscal 1997, $333,000 in fiscal 1998 and $27,000 in fiscal 1999.

NOTE 10 -- STOCKHOLDERS' EQUITY

     On November 22, 1995 the Company sold 1.6 million shares of common stock to the public in the Company's initial public offering at a price of $15.00 per share. Proceeds to the Company, net of offering expenses, amounted to $21.2 million. Upon closing of the initial public offering, the Company received $157,000 in repayment of stock subscriptions receivable, $1.8 million of proceeds from the exercise of preferred stock warrants and all of the preferred stock automatically converted into a total of 4,478,008 shares of common stock. In addition, the Company paid cumulative dividends to preferred stockholders of approximately $940,000.

     On March 1, 1996, an additional 500,000 shares of the Company's common stock were sold by the Company to the public at a price per share of $33.75. Proceeds to the Company, net of offering expenses, amounted to $15.7 million.

     At June 30, 1996 there were 5,000,000 shares of preferred stock, $0.01 per share, authorized, but none were issued or outstanding. Preferred stock may be issued at the discretion of the Board of Directors of the Company (without stockholder approval) with such designations, rights and preferences, including voting rights, dividend rights and rates and terms of redemption, as the Board of Directors may determine from time to time.

     At June 30, 1994, the Company held 13,333 shares of common stock in treasury, at a cost per share of $0.01. During the year ended June 30, 1995, 1,373 common shares were repurchased at a cost per share of $12.50. There were 14,706 shares of common stock held in treasury at June 30, 1995 and 1996.

NOTE 11 -- STOCK AND EMPLOYEE BENEFIT PLANS

  Common Stock Options

     The Company's 1986 Incentive Stock Option Plan, 1987 Stock Plan and 1989 Stock Plan (collectively, the Plans) provide for the granting of incentive and non-qualified stock options for the purchase of shares of common stock, and awards and sales of common stock, to directors, officers, employees and consultants, depending upon the provisions of the plan. An aggregate of 638,000 shares of common stock was originally reserved for issuance under the Plans. In September 1995 the Company adopted the 1995 Stock Plan (the 1995 Plan), which provides for the issuance of options to purchase up to 500,000 shares of common stock to employees, officers, consultants and advisors of the Company. The Compensation Committee of the Company's Board of Directors determines the type of grant, option exercise price per share, the vesting period (generally four to five years), and the expiration date at the date of grant.

                       PAREXEL INTERNATIONAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     In September 1995, the Company adopted the 1995 Non-Employee Director Stock Option Plan (Director Plan). The Director Plan provides for the grant of options to purchase up to 300,000 shares of common stock of the Company to non-employee directors. An aggregate of 86,500 options were granted on November 21, 1995, the effective date of the Company's initial public offering, at an exercise price equal to the initial public offering price of $15.00 per share. The options became exercisable on the first succeeding June 30th after the effective date. All other options become exercisable in three equal annual installments beginning on the first anniversary of the date of grant, subject to specified meeting attendance requirements.

     In addition to plan options granted, the Company granted at various dates prior to 1989 options to purchase an aggregate of 86,300 shares of common stock at prices ranging from $0.35 to $0.75 not pursuant to any plan. During the year ended June 30, 1994, the Company granted additional options to purchase 40,000 shares of common stock not pursuant to any plan. These options vest over a three year period and have an exercise price of $12.50 per share.

     Aggregate stock option activity during fiscal 1994, 1995 and 1996 was as follows:
                                                                   OPTIONS     EXERCISE PRICE
                                                                   -------     --------------
Outstanding at June 30, 1993...................................    741,022     $0.25 -- $12.50
     Granted...................................................     95,300               12.50
     Canceled..................................................    (11,500)     0.60 --  12.50
     Exercised.................................................   (102,000)     0.60 --   0.75
                                                                  --------
Outstanding at June 30, 1994...................................    722,822      0.25 --  12.50
     Granted...................................................     12,000               12.50
     Canceled..................................................    (75,383)     3.00 --  12.50
     Exercised.................................................    (21,986)               3.00
                                                                  --------
Outstanding at June 30, 1995...................................    637,453      0.25 --  12.50
     Granted...................................................    419,000     12.50 --  47.50
     Canceled..................................................    (26,073)     3.00 --  15.00
     Exercised.................................................   (309,920)     0.25 --  10.00
                                                                  --------
Outstanding at June 30, 1996...................................    720,460      0.35 --  47.50
                                                                  ========
Exercisable at June 30, 1996...................................    393,757      0.35 --  19.38
                                                                  ========
Available for future grant at June 30, 1996....................    408,667
                                                                  ========

     All of the foregoing options were granted with an exercise price equal to fair market value at the time of grant.

  Employee Stock Purchase Plan

     In September 1995, the Company adopted the 1995 Employee Stock Purchase Plan (the Purchase Plan). Under the Purchase Plan, employees have the opportunity to purchase common stock at 85% of the average market value on the first or last day of the plan period (as defined by the Purchase Plan), whichever is lower, up to specified limits. An aggregate of 300,000 shares may be issued under the Purchase Plan.

                       PAREXEL INTERNATIONAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  401(k) Plan

     The Company sponsors an employee savings plan (the Plan) as defined by
Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers substantially all employees in the U.S. who elect to participate. Participants have the opportunity to invest on a pre-tax basis in a variety of mutual fund options. Effective July 1, 1992, the Company matches 100% of each participants' voluntary contributions up to 3% of gross salary per payroll period. Company contributions vest to the participants in 20% increments for each year of employment, and become fully vested after five years of continuous employment. Company contributions to the Plan were $327,000 and $526,000 for the years ended June 30, 1995 and 1996, respectively.

NOTE 12 -- INCOME TAXES

     Domestic and foreign income (loss) before income taxes for the years ended
June 30, 1994, 1995 and 1996 are as follows:
     (in thousands)                                               1994      1995      1996
                                                                  ----      ----      ----
     Domestic..................................................  $2,702   $    350   $5,526
     Foreign...................................................     794    (10,660)   2,126
                                                                 ------   --------   ------
                                                                 $3,496   $(10,310)  $7,652
                                                                 ======   ========   ======

     The provision for income taxes for the years ended June 30, 1994, 1995 and
1996 are as follows:
     (in thousands)                                               1994      1995      1996
                                                                  ----      ----      ----
     Current:
          Federal..............................................  $  881     $ 274    $2,202
          State................................................     421       192       636
          Foreign..............................................     361        78       427
                                                                 ------     -----    ------
                                                                  1,663       544     3,265
                                                                 ------     -----    ------
     Deferred:
          Federal..............................................     (55)     (164)     (157)
          State................................................     (18)      (55)      (52)
          Foreign..............................................     (17)       (5)       (3)
                                                                 ------     -----    ------
                                                                    (90)     (224)     (212)
                                                                 ------     -----    ------
                                                                 $1,573     $ 320    $3,053
                                                                 ======     =====    ======

     Income taxes are greater than the amount of income tax determined by applying the applicable U.S. federal statutory income tax rate to income before income taxes as a result of the following differences:
     (in thousands)                                               1994      1995      1996
                                                                  ----      ----      ----
     Income tax expense (benefit) at the 34% federal statutory
       rate....................................................  $1,189    $(3,505)  $2,602
     State income taxes, net of federal benefit................     282         92      460
     Foreign rate differential.................................     105       (108)    (234)
     Non-deductible amortization of intangible assets..........     305        169       45
     Non-deductible impairment of assets.......................      --      3,348       --
     Foreign operating losses without current benefit..........      --        334       26
     Temporary items without current benefit (reversals).......    (341)        --       --
     Other.....................................................      33        (10)     154
                                                                 ------    -------   ------
                                                                 $1,573    $   320   $3,053
                                                                 ======    =======   ======

     Temporary items without current benefit relate primarily to book and tax differences between the deductibility of restructuring charges incurred in fiscal 1993.

                       PAREXEL INTERNATIONAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries as those earnings have been permanently reinvested. Such taxes, if any, are not expected to be significant.

     Significant components of the Company's net deferred tax asset as of June
30, 1995 and 1996 are as follows:

     (in thousands)                                           1995       1996
                                                              ----       ----

     Deferred tax assets:
          Foreign loss carryforwards.......................  $ 6,891    $ 6,048
          Facility and other restructuring costs...........      763         --
          Accrued expenses.................................      445        497
          Property and equipment...........................      703        486
          Allowance for doubtful accounts..................      417        491
          Other............................................      118        477
                                                             -------    -------
          Gross deferred tax assets........................    9,337      7,999
          Deferred tax asset valuation allowance...........   (7,491)    (5,926)
                                                             -------    -------
               Total deferred tax assets...................    1,846      2,073
                                                             -------    -------
     Deferred tax liabilities:
          Deferred contract profit.........................     (463)      (274)
          Other............................................     (289)      (292)
                                                             -------    -------
               Total deferred tax liabilities..............     (752)      (566)
                                                             -------    -------
                                                             $ 1,094    $ 1,507
                                                             =======    =======

     The net deferred tax assets are included in the consolidated balance sheet as of June 30, 1995 and 1996 as follows:

     (in thousands)                                            1995       1996
                                                               ----       ----

     Other current assets..................................   $  716     $1,255
     Other assets..........................................      378        252
                                                              ------     ------
                                                              $1,094     $1,507
                                                              ======     ======

     The net deferred tax asset includes the tax effect of approximately $12 million of pre-acquisition and post-acquisition foreign tax loss carryforwards available to offset future liabilities for foreign income tax. Substantially all of the foreign tax losses are carried forward indefinitely, subject to certain limitations. A valuation allowance has been established for the future foreign income tax benefits primarily related to income tax loss carryforwards and temporary differences based on management's assessment that it is more likely than not that such benefits will not be realized. The ultimate realization of these loss carryforwards is primarily dependent upon the generation of sufficient taxable income in respective foreign jurisdictions, primarily Germany.

                       PAREXEL INTERNATIONAL CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -- GEOGRAPHIC INFORMATION

     The Company's operations involve a single industry segment providing clinical research and development services. The principal financial information by geographic area for the years ended June 30, 1994, 1995 and 1996 is as follows:

(in thousands)                                                 1994         1995         1996
                                                               ----         ----         ----
Net revenue
     North America..........................................  $37,111     $ 35,037     $ 54,179
     Europe.................................................   20,891       23,443       32,834
     Asia-Pacific                                                  --           93          993
                                                              -------     --------     --------
                                                              $58,002     $ 58,573     $ 88,006
                                                              =======     ========     ========
Income (loss) from operations
     North America..........................................  $ 3,908     $  1,166     $  5,405
     Europe.................................................     (216)     (11,531)       1,266
     Asia-Pacific...........................................       --           --         (176)
                                                              -------     --------     --------
                                                              $ 3,692     $(10,365)    $  6,495
                                                              =======     ========     ========
Identifiable assets
     North America..........................................  $21,349     $ 25,288     $ 77,493
     Europe.................................................   24,587       17,927       24,752
     Asia-Pacific...........................................       --           35          156
                                                              -------     --------     --------
                                                              $45,936     $ 43,250     $102,401
                                                              =======     ========     ========

NOTE 14 -- LEASES

     The Company leases its facilities under operating leases which include renewal and escalation clauses. Total rent expense was approximately $3.7 million, $4.3 million and $5.1 million for years ended June 30, 1994, 1995 and 1996, respectively. Future minimum lease commitments due under non-cancelable operating leases and capital lease obligations at each fiscal year end are as follows:

                                                                       CAPITAL   OPERATING
    (in thousands)                                                     LEASES      LEASES
                                                                       ------    ---------
     1997............................................................  $  823     $ 6,170
     1998............................................................     347       6,146
     1999............................................................      28       5,642
     2000............................................................      --       4,013
     2001............................................................      --       3,699
     Thereafter......................................................      --       1,520
                                                                       ------     -------
     Total obligations...............................................   1,198     $27,190
                                                                                  =======
                                                                       ------
     Less amount representing interest...............................      76
                                                                       ------
                                                                       $1,122
                                                                       ======

NOTE 15 -- RELATED PARTY TRANSACTIONS

     Certain of the Company's Directors are affiliated with certain of the Company's customers. Net revenue recognized from these customers was $2.3 million, $3.0 million and $8.1 million in fiscal 1994, 1995 and 1996, respectively. Amounts included in accounts receivable at June 30, 1995 and 1996 were $1.2 million and $1.9 million respectively. Related party amounts included in accounts receivable are on standard terms and manner of settlement.

===============================================================================
  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Additional Information................    2
Prospectus Summary....................    3
Risk Factors..........................    6
The Company...........................   10
Use of Proceeds.......................   10
Price Range of Common Stock and
  Dividend Policy.....................   10
Capitalization........................   11
Selected Consolidated Financial
  Data................................   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   13
Business..............................   20
Management............................   32
Certain Relationships and Related
  Transactions........................   39
Principal and Selling Stockholders....   40
Description of Capital Stock..........   42
Underwriting..........................   45
Legal Matters.........................   46
Experts...............................   46
Index to Consolidated Financial
  Statements..........................  F-1

===============================================================================

===============================================================================



                               1,275,000 SHARES


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                                 COMMON STOCK




                               ---------------

                                  PROSPECTUS

                               DECEMBER 6, 1996

                               ---------------







                              SMITH BARNEY INC.

                           WILLIAM BLAIR & COMPANY

                               LEHMAN BROTHERS

                         ADAMS, HARKNESS & HILL, INC.


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